Explosives Services
Contract
Lihir Gold Limited
dnx Papua New Guinea Limited

CONTENTS

PARTICULARS	1

1. INTERPRETATION	1

1.1 Definitions	1
1.2 Rules for interpreting this Contract	4
1.3 Business Days	5
1.4 Multiple parties	5
1.5 Agreement comprises	5
1.6 Prior agreements	5

2. NATURE OF RELATIONSHIP	5

2.1 Independent contractor	5
2.2 No authority	6

3. REPRESENTATIVES	6

3.1 The Principal’s Representative	6
3.2 Service Contractor’s Representative	6

4. SCOPE OF SERVICES	7

4.1 Scope of the Services	7
4.2 Term for Services	7
4.3 Standard of Services	7
4.4 Acknowledgment by Service Contractor	8
4.5 Exclusivity	8
4.6 Service Contractor to provide all things required for performance	8
4.7 Security of premises	8
4.8 Non-solicitation	8

5. VARIATIONS	8

5.1 Direction for a Variation	8
5.2 Valuation	9

6. TIME	10

6.1 Performance of Services	10
6.2 Blasting Services Program	10
6.3 Suspension	10

7. THE SERVICES	11

7.1 Service Contractor’s main obligations	11
7.2 Compliance with Law	12

8. WARRANTIES AND ACKNOWLEDGMENTS	12

8.1 Warranties as to capacity	12
8.2 Warranties as to the Services	13
8.3 Manufacturer’s and other warranties for the Explosives	14
8.4 Acknowledgments	14

9. SERVICES-RELATED OBLIGATIONS	14

9.1 Blasting Services Execution Plan	14
9.2 Change in Law	15
9.3 Quality management and qualitative non-performance	15
9.4 Explosives Performance Standards	16

9.5 Removal of materials and Constructional Plant from the Mine	16
9.6 Industrial relations	16

10. PAYMENT	16

10.1 The Principal’s payment obligations	16
10.2 Payment	17
10.3 Set off	18
10.4 Final Payment Claim	18
10.5 Final Payment Determination	18
10.6 Failure to submit claim	19
10.7 Fixed Contract Price	19
10.8 Rise and fall	19
10.9 Payment for Plant and Materials prior to Delivery	19
10.10 Taxes	19
10.11 Liability for employment related taxes and costs	19

11. GOODS & SERVICES TAX	20

11.1 Application of clause	20
11.2 GST payable	20
11.3 Tax Invoice	20
11.4 Particulars of GST	20
11.5 Adjustment Event	20
11.6 Indemnities	20

12. THE MINE	21

12.1 Access to Mine	21
12.2 Operation of Existing Plant and hours of work	21
12.3 Work Hours	21
12.4 Access for the Principal, the Principal’s Representative and others and Mine security	21
12.5 Mine part of Operation of the Principal	22
12.6 Safety	23
12.7 Induction Costs	23
12.8 Separate Contractors	23
12.9 Environmental obligations	24
12.10 Principal-Supplied Items	24

13. PERSONNEL AND SUBCONTRACTING	24

13.1 Personnel	24
13.2 Induction and training costs	25
13.3 Subcontracting	26

14. MEETING AND REPORTING OBLIGATIONS	27

14.1 Business Review and Development Group (BRAD)	27
14.2 Reporting obligations	27
14.3 Records on Mine	28

15. RELEASES AND INDEMNITIES	29

15.1 Release	29
15.2 Indemnity by the Service Contractor	29
15.3 Indemnity not subordinate	29
15.4 Indemnity by the Principal	29
15.5 No indirect or Consequential Loss	29

ii.

16. RISK OF LOSS OR DAMAGE AND INSURANCE	30

16.1 Responsibility for care of Explosives and Principal Supplied Items	30
16.2 Service Contractor’s insurance	30
16.3 Protection of people and property	30
16.4 Subcontractors	30
16.5 Notification	31
16.6 Extension to the Principal	31
16.7 Evidence required	31

17. FORCE MAJEURE	31

17.1 Notice and suspension of obligations	31
17.2 Effort to overcome	31
17.3 Alternative supply	31
17.4 Termination	32

18. DEFAULT AND TERMINATION	32

18.1 The Principal’s remedy notice	32
18.2 Termination for insolvency	33
18.3 Consequence of termination under clause 18.1(c) and clause 18.2	33
18.4 Change in control of Service Contractor	33

19. DISPUTE RESOLUTION	33

19.1 Procedure for resolving disputes	33
19.2 Dispute resolution not to delay execution of the Services	34

20. MEDIA RELEASES AND CONFIDENTIALITY	34

20.1 Media release	34
20.2 Confidentiality	34
20.3 Reproduction and return Documentation	34

21. NOTICES	35

21.1 How to give a notice	35
21.2 When a notice is given	35
21.3 Address for notices	35

22. AMENDMENT AND ASSIGNMENT	35

22.1 Amendment	35
22.2 Assignment	35

23. GENERAL	35

23.1 Governing law	35
23.2 Liability for expenses	36
23.3 Giving effect to this Contract	36
23.4 Parent Company Guarantee	36
23.5 Waiver of rights	36
23.6 Operation of this Contract	36
23.7 Operation of indemnities	36
23.8 Consents	37
23.9 Inconsistency with other documents	37
23.10 Counterparts	37
23.11 Attorneys	37

iii

Schedules 1 ADDITIONAL CONDITIONS	38

2 SCOPE OF WORK	41

3 DRAWINGS AND SPECIFICATIONS	52

4 PROGRAM OF WORKS	53

5 CONTRACT PRICE	56

6 DELAY COSTS AND DAYWORKS RATES	57

7 PRINCIPAL SUPPLIED ITEMS	58

8 FORM OF PARENT COMPANY GUARANTEE	59

9 TRAINING, EMPLOYMENT AND COMMUNITY CONDITIONS	61

10 EQUIPMENT LIST	62
 iv.

EXPLOSIVES SERVICES CONTRACT

PARTICULARS

Date

Parties	The Principal and Service Contractor

Principal	Name:	Lihir Gold Limited (incorporated in Papua New Guinea)

	ARBN:	069 803 998

	Address:	Putput, Lihir Island, New Ireland Province, PNG

	Postal Address:	Level 7, Pacific Place, Corner of Musgrave Street and Champion Parade, Port Moresby, National Capital District, PNG

	Fax:	(+675) 986 4018

Principal’s Representative:
David McMahon or any other person authorised by the Principal including an employee of Lihir Services Australia Pty Ltd being the Principal’s drill and blast superintendent (or a replacement appointed under clause 3.1)

Service Contractor	Name:	dnx Papua New Guinea Limited (incorporated in Papua New Guinea, company number 1-55520)

	Registered Address:	c/o Level 12, Pacific Place, Corner of Musgrave Street and Champion Parade, Port Moresby, National Capital District, PNG

	Postal Address:	Level 1, 100 Eagle Street, Brisbane QLD 4000, Australia

	Fax:	+61 7 (3026 3801

	Service Contractor’s Representative:	Gary Seebeck (or a replacement appointed under clause 3.2)

Services (clause 4.1)	The supply of services which the Service Contractor must provide under this Contract and which are described in more detail in schedule 2.

Term (clause 4.2)	How many years from the Commencement Date?

Term means the expiry of the above period, or such longer period if adjusted in accordance with clause 4.2 or if the Contract is terminated, the period to the date of termination

1.

Quality Assurance System (clause 4.3 and definition of Quality Plan)	ISO 9001:2000

Commencement Date (clause 6.1)	means, subject to additional condition 6, the actual date on which the Service Contractor commences providing the Services pursuant to this Contract.

Frequency for Updating Blasting Services Program (clause 6.2)	Weekly

Principal Approvals (clause 7.2)	Real property mining related approvals or permits, for example special mining lease and other tenements.
All ancillary approvals and licences as may be required to be obtained by the Principal as holder of the real property mining related approvals to allow for the Services to be provided by the Service Contractor.

Frequency for Updating Blasting Services Execution Plan (clause 9.1)	Monthly

Principal Supplied Items (clause 12 and schedule 8)	Refer Schedule 8.

Must the Service Contractor ensure continuous operation (clause 12.2(b)(i))	Yes

Working Hours (clause 12.3(a))	Monday to Sunday 5:30am to 5:30pm (including Public Holidays)

Insurance (clause 16.2)	Public liability: US $50,000,000.00

2.

Executive for referring disputes (clause 19.1)	Principal:

	Position:	Mine Manager

Service Contractor:

	Position:	Regional Manager

Review Date (schedule 6)	1 January 2008 and annually thereafter

Parent Company Guarantee	The Service Contractor is required to provide a parent company guarantee in accordance with clause 23.4.

Mine	The whole of the area occupied by the Principal for operation of the Mine and associated facilities, including the special mining lease and all mining easements, leases for mining purposes, exploration licenses and agricultural leases. For the avoidance of doubt, the Principal Supplied Items are part of the Mine.

3.

GENERAL TERMS AND CONDITIONS
1.	INTERPRETATION

1.1	Definitions

Terms defined in the Particulars have the meanings given in the Particulars.

The following definitions apply in this Contract.

Authority is any:
(a)	government department;

(b)	local government;

(c)	government or statutory authority; or

(d)	any other person under a Law,
which has a right to impose a requirement or whose consent is required in relation to the Services.
Blasting Services Execution Plan is the plan in schedule 5, as updated in accordance with clause 9.1.
Blasting Services Program is the program in schedule 5, as updated in accordance with clause 6.2.
Business Review & Development Group or BRAD has the meaning given in clause 14.1
Business Day means any day other than a Saturday, Sunday or public holiday in Papua New Guinea.
Change in Law means a change to the Law which is enacted or promulgated after the date of this Contract.
Companies Act means the Companies Act 1997 (Papua New Guinea).
Completion is that stage in the execution of a Portion of the Services when:
(a)	the Principal’s Representative is satisfied in his or her absolute discretion that the Services are complete;

(b)	all commissioning, certification and testing required by this Contract to be carried out and passed has been carried out and passed;

(c)	all information required to be provided under this Contract which, in the opinion of the Principal’s Representative, is essential for the use, operation and maintenance of the Services, including work plans and related documentation (including a complete set of specifications prepared by the Service Contractor), all operations and maintenance manuals, test data, instruction books, and equipment asset records and all warranties has been supplied to the Principal’s Representative; and

(d)	all software licences required for the use, operation and maintenance of the Services (including the copies of all licence agreements) have been supplied to the Principal’s Representative.
Confidential Information is information that is the property of a party (or any copy or record of any such information) and which is by its nature confidential or the receiving party knows, or ought to know, is confidential, which relates to the business or finances of that party and is only disclosed as part of this Contract.
Constructional Plant is plant and equipment used for the execution of the Services.

1.

Contract means this contract including the schedules and annexure, and any other document or materials incorporated by reference.
Contract Price is:
(a)	where the Principal has accepted a lump sum, the lump sum set out in schedule 6;

(b)	where the Principal has accepted rates, the sum ascertained by multiplying the measured quantity of an item of the Services actually executed by the Service Contractor by the corresponding rate in schedule 6; or

(c)	where the Principal has accepted lump sum and rates, an aggregate of the sums referred to in paragraphs (a) and (b).
Documentation is all documentation which the Service Contractor is required to provide to the Principal (including any produced by its subcontractors) in accordance with this Contract including plans, drawings, specifications, calculations, models, prototypes, equipment, information and other data stored by any means.
End Date means:
(a)	where there is a Term, the expiry of the Term or earlier termination of the Contract; or

(b)	otherwise, the date of Completion of all of the Services (including all Portions of the Services) or earlier termination of the Contract.
Entitlement includes any entitlement of the Service Contractor to make a claim against the Principal, or any of the agents or employees of the Principal:
(a)	for any addition to, or adjustment to, the Contract Price;

(b)	for a progress payment; or

(c)	to recover any loss, cost, damage or expense of any kind:
(i)	arising under this Contract;

(ii)	relating to this Contract or any fact, matter or thing referred to in this Contract; or

(iii)	arising out of or in connection with the performance of the obligations of the Service Contractor pursuant to the Contract (including a quantum meruit).
Explosives are the explosive related goods described in schedule 2 which the Service Contractor is required to use in the performance of the Services in accordance with this Contract.
Explosives Performance Standards are the explosives performance standards set out in schedule 2.
Force Majeure Event means any occurrence or non–occurrence as a direct result of which a party is prevented from or delayed in performing any of its obligations under this Contract and that is beyond the reasonable control of that party, including forces of nature, industrial action and action or inaction by an Authority.
GST is a goods and services tax, as governed by the GST Act.
GST Act is the Goods and Services Tax Act 2003 (Papua New Guinea).
Insolvent shall mean with respect to a party that:
(a)	it is (or states that it is) insolvent (as defined in the Companies Act);

(b)	it is in receivership, in receivership and management, in liquidation, in provisional liquidation, under administration or wound up or has had a receiver appointed to any part of its property;

2.

(c)	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute, or dissolved (other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other party to this Contract);

(d)	an application or order has been made (and, in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that party, which is preparatory to or could result in any of the circumstances detailed in any of paragraphs (a), (b), (c) or (d) above;

(e)	it is taken (under section 335(1) of the Companies Act) to have failed to comply with a statutory demand;

(f)	it is otherwise unable to pay its debts when they fall due; or

(g)	something having a substantially similar effect to any of the circumstances detailed in any of paragraph (a) to (f) above happens in connection with that person under the law of any jurisdiction.
Key Personnel means the Service Contractor’s personnel listed in schedule 2 as varied from time to time in accordance with this Contract.
Law is Papua New Guinea legislation including regulations, by-laws or other subordinate legislation, Authorities’ requirements and guidelines of the government agencies and Authorities with which the parties are required to comply.
Material Breach has the meaning given in clause 18.1(e).
Mine Procedures means the procedures (including the Principal’s Environmental Management System) for the Mine which is notified to the Service Contractor from time to time by the Principal.
Parent Company Guarantee is the form of guarantee and indemnity set out in schedule 9.
Particulars is the section of this Contract headed “Particulars”.
Portion of the Services means a discrete part of the Services.
Pre-Contract Information means any information provided to the Service Contractor or any of its Related Bodies Corporate by the Principal prior to entry into the Contract but which does not form part of the Contract.
Principal Indemnified Parties are the Principal and its respective officers, employees and agents, including the Principal’s Representative (and, where applicable, the Principal holds the benefit of the indemnity on behalf of its respective officers, employees, agents and the Principal’s Representative).
Principal Supplied Items means the items to be supplied by the Principal, as outlined in Schedule 8.
Products means those items to be supplied to the Principal pursuant to the Product Supply Contract (and has the same meaning as set out in that contract).
Product Supply Contract means the contract between the Principal and dnx Australia Pty Ltd dated on or about the date of this Contract.
Quality Plan is the plan, labelled as such, attached to schedule 2 which must comply with the Quality Assurance System.
Reimbursable Expenses are the expenses payable by the Principal to the Service Contractor in accordance with this Contract as set out in schedule 6 which have been reasonably and properly incurred by the Service Contractor to third parties in carrying out

3.

the services provided that the Principal has given its prior written consent to the Service Contractor incurring those expenses.
Safety Principles means the principles listed in schedule 3.
Separate Contractors are contractors (other than the Service Contractor or any of its Related Bodies Corporate) engaged by the Principal to carry out any works or services of whatever nature at or in the vicinity of the Principal’s Property.
Services means the provision of the scope of works in schedule 2 as further defined in clause 4.1.
Tax Invoice is an invoice which complies with the GST Act relating to the production and form of tax invoices for GST purposes.
Variation has the meaning in clause 5.1(b). Variation Information Request has the meaning in clause 5.1(d).
1.2	Rules for interpreting this Contract

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this Contract, except where the context makes it clear that a rule is not intended to apply.
(a)	A reference to:
(i)	(legislation) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	(documents/agreements) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	(parties) a party to this Contract or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)	(persons) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)	(parts of things) anything (including a right, obligation or concept) includes each part of it.
(b)	(number) A singular word includes the plural, and vice versa.

(c)	(gender) A word which suggests one gender includes the other gender.

(d)	(parts of speech) If a word is defined, another part of speech has a corresponding meaning.

(e)	(examples) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The words subsidiary, holding company and related body corporate have the same meanings as in the Companies Act.

(g)	A reference to information is to information of any kind in any form or medium, whether formal or informal, written or unwritten, for example, computer software or programs, concepts, data, drawings, ideas, knowledge, procedures, source codes or object codes, technology or trade secrets.

(h)	A reference to dollars or $ is to an amount in Australian currency.

4.

(i)	(this Contract) A reference to this Contract includes the agreement recorded by this Contract.

(j)	(GST wording) Words defined in the GST Act have the same meaning in clauses concerning GST.

(k)	The word applicable when used of a law is used to refer to any relevant law (including any subordinate or delegated legislation or statutory instrument of any kind) of a jurisdiction in or out of Papua New Guinea, and also to any relevant judgment, order, policy, guideline, official directive or request (even if it does not have the force of law) of any Authority or regulatory body, such as a stock exchange, within or outside Papua New Guinea.
1.3	Business Days

If the day on or by which a person must do something under this Contract is not a Business Day if the act involves a payment that is due on demand, the person must do it on or by the next Business Day.

1.4	Multiple parties

If a party to this Contract is made up of more than one person, or a term is used in this Contract to refer to more than one party:
(a)	an obligation of those persons is joint and several;

(b)	a right of those persons is held by each of them severally; and

(c)	any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.
1.5	Agreement comprises
(a)	The Mine Procedures are incorporated by reference in, and are taken to be part of, this Contract to the extent that they are relevant to the Services.

(b)	In the event of any inconsistency between any of the following documents, they take precedence over each other in the following descending order:
(i)	schedule 1, Additional Conditions;

(ii)	the General Terms and Conditions;

(iii)	schedules (schedule 2 to schedule 9 to this Contract) in the order in which they appear; and

(iv)	Mine Procedures.
1.6	Prior agreements

This Contract (together with the Product Supply Contract) contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by these documents and has no further effect.

2.	NATURE OF RELATIONSHIP

2.1	Independent contractor

The Service Contractor is engaged as an independent contractor. Nothing in this Contract constitutes the Service Contractor as an employee, agent, partner or joint venturer of the Principal.

5.

2.2	No authority
(a)	The Service Contractor acknowledges and agrees that it has no authority to incur and must not incur any obligation on behalf of the Principal except with the express written instruction of the Principal.

(b)	The Service Contractor must not engage in any negotiations or discussions with any Authority on behalf of the Principal except with the express written instruction of the Principal.
3.	REPRESENTATIVES

3.1	The Principal’s Representative
(a)	The Principal’s Representative has authority to act on behalf of the Principal for all purposes in connection with this Contract except for the purposes of:
(i)	termination of the Contract, whether pursuant to clause 18.1(c) (for default) or clause 18.2 (for insolvency);

(ii)	the resolution of disputes, including pursuant to clause 19; and

(iii)	waiver of any rights that the Principal may have under the Contract or at law.
(b)	The Principal’s Representative:
(i)	must perform the functions of the Principal’s Representative designated in this Contract;

(ii)	will carry out his or her functions under this Contract as the agent of the Principal (and not as an independent certifier, assessor or valuer);

(iii)	must, when valuing claims arrive at a reasonable measure of work and time; and

(iv)	may delegate any of his or her functions under this Contract to a nominee.
(c)	The Principal must promptly inform the Service Contractor in writing of:
(i)	any appointment of a new Principal’s Representative; and

(ii)	any delegation by the Principal’s Representative of his or her functions under this Contract to a nominee, and the extent and the scope of that delegation.
(d)	The Service Contractor must comply with all reasonable directions of the Principal’s Representative relating to the performance of the Services in accordance with this Contract.
3.2	Service Contractor’s Representative
(a)	The Service Contractor’s Representative has authority to act on behalf of the Service Contractor for all purposes in connection with this Contract.

(b)	The Service Contractor’s Representative must:
(i)	at all times have authority to act on behalf of the Service Contractor in respect of this Contract; and

(ii)	be approved by the Principal’s Representative.
(c)	The Service Contractor must ensure that the Service Contractor’s Representative is not replaced without the prior approval of the Principal’s Representative.

(d)	The Service Contractor’s Representative must liaise with, and report to, the Principal’s Representative on all aspects of the Services.

6.

4.	SCOPE OF SERVICES

4.1	Scope of the Services
(a)	The Service Contractor must execute the Services in accordance with the requirements of this Contract.

(b)	The Service Contractor acknowledges that the Services includes all work:
(i)	specifically referred to in this Contract; and

(ii)	which is otherwise necessary or desirable for the proper execution and Completion of all of the Services (including each Portion of the Services) and for the proper performance of the Service Contractor’s obligations under this Contract, but does not include the work under the heading titled “Excluded Services” in schedule 2.
4.2	Term for Services
(a)	The Service Contractor must commence performing the Services on the Commencement Date and continue to perform the Services until the earlier of the expiry of the Term or the date upon which this Contract is terminated.

(b)	On the first anniversary of the Commencement Date, the Service Contractor must provide a binding letter of offer, capable of acceptance by the Principal, on the following terms:
(i)	Revised pricing for all Services to be supplied pursuant to this Contract; and

(ii)	A revised Term being the period of 6 years from the first anniversary of the Commencement Date, (“Offer").
This Offer is to remain open for acceptance by the Principal, at its absolute discretion, for a period of 90 days. Upon acceptance by the Principal, the Term shall be read as being accordance with the term of the Offer in this clause. Upon rejection by the Principal, the Term shall remain unaffected.
4.3	Standard of Services

The Service Contractor must:
(a)	perform the Services and prepare all materials and data requested by the Principal under this Contract:
(i)	diligently;

(ii)	competently and professionally, with the care and skill that can be expected of a contractor experienced in providing services of the type of the Services;

(iii)	in accordance with the Blasting Services Program and Blasting Services Execution Plan; and

(iv)	otherwise in accordance with the terms of this Contract;
(b)	ensure that any subcontractor appointed by it performs that part of the Services with the skill, care and diligence expected of a contractor experienced in providing services of the type of the Services;

(c)	comply with any of its applicable occupational health, safety and environment policies (as amended from time to time);

7.

(d)	comply with the Law;

(e)	fully inform itself of the Principal’s requirements for the Services;

(f)	keep adequate records of work performed under this Contract and, if requested by the Principal’s Representative to do so and where reasonable, promptly provide to the Principal copies of those records and of all correspondence or other material arising from or relating to the provision of the Services; and

(g)	maintain its quality assurance system in accordance with the standard referred to in the Particulars.
4.4	Acknowledgment by Service Contractor

The Service Contractor acknowledges that:
(a)	the Principal has entered into this Contract relying on the skill, care, expertise, experience and ability of the Service Contractor to provide the Services; and

(b)	as the result of its own enquiries, it is satisfied as to the nature and location of the Services to be performed, the general and local conditions and all other matters which can in any way affect the performance or cost of performing the Services.
4.5	Exclusivity

The Service Contractor will supply, and the Principal will purchase, all of the Services required by the Principal at the Mine for the Term.

4.6	Service Contractor to provide all things required for performance

Except as otherwise specified in this Contract, the Service Contractor will be required to provide, as part of the Services, all things and services reasonably necessary to complete the Services even if they are not expressly mentioned in the Contract.

4.7	Security of premises

The Service Contractor must comply with the Principal’s directions, procedures and policies relating to occupational health, safety and security when performing any part of the Services on the Mine (including the Safety Principles and Mine Procedures).

4.8	Non-solicitation

Neither party shall solicit or entice away from the other party (or attempt to do so) any consultant or employee of the other party or engage any such person as a consultant, employee or in any other capacity.

5.	VARIATIONS

5.1	Direction for a Variation
(a)	The Principal’s Representative may at any time direct the Service Contractor to perform a Variation to the Services if that change is required by the Principal.

(b)	A Variation may involve increases in or additions to, reductions in or omissions from, or changes in the character or the quality of the Services. If the change requires the omission of work, the Principal may have the omitted work carried out by itself.

(c)	A direction given under clause 5.1(a) may only be effected by a written form expressly identified as a “Variation”, signed by the Principal’s Representative and given to the Service Contractor which describes the Variation. The Service Contractor must not carry out and shall have no Entitlement in relation to a Variation unless either:
(i)	the Principal’s Representative has given a Variation direction in accordance with this clause; or

8.

(ii)	the Service Contractor has advised the Principal’s Representative in writing that it has been directed to perform a Variation.
(d)	Before issuing a Variation, the Principal’s Representative may issue to the Service Contractor a written form expressly identified as a “Variation Information Request” advising the Service Contractor of the scope of the proposed change to the Services and requiring the Service Contractor to, within the reasonable period of time stated in the form, provide an estimate of the valuation of the proposed change.

(e)	Within the reasonable period of time stipulated in the Variation Information Request, the Service Contractor must provide to the Principal’s Representative a written response containing the information required by the Variation Information Request.

(f)	Additions to the scope must not be inconsistent with the core business activities of the Service Contractor.

(g)	The Service Contractor may request a Variation for its own convenience which may be approved, in his or her discretion, by the Principal’s Representative. Except to the extent expressly included in the approval, the Service Contractor shall have no Entitlement in relation to a Variation approved under this clause 5.1(g).
5.2	Valuation
(a)	If a Variation requires the Service Contractor to carry out work which involves an increase or decrease in the overall cost of carrying out the Services, the Principal’s Representative and the Service Contractor’s Representative must attempt to agree whether any change to the Contract Price is required as a consequence, and if so, whether an increase or decrease is required.

(b)	If the Principal’s Representative and the Service Contractor’s Representative are unable to reach agreement, the Principal’s Representative may determine the change to the Contract Price, if any, which it believes in its reasonable opinion is required. In making a determination under this clause 5.2, the Principal’s Representative must have regard to the following:
(i)	if the Contract prescribes specific rates or prices to be applied in determining the value, those rates or prices;

(ii)	if clause 5.2(b)(i) does not apply, the rates or prices in the schedule of rates in schedule 6 to the extent that it is reasonable to use them;

(iii)	to the extent that neither clauses 5.2(b)(i) and 5.2(b)(ii) apply, reasonable rates or prices;

(iv)	in determining the deduction to be made for work which is taken out of the Contract, the deduction shall include a reasonable amount for profit and overheads;

(v)	if the valuation relates to extra costs incurred by the Service Contractor for delay or disruption, the valuation shall include a reasonable amount for overheads but shall not include profit or loss of profit; and

(vi)	in relation to Services which the Principal’s Representative expressly directs must be performed as daywork, that work shall be valued in accordance with schedule 7.

9.

6.	TIME

6.1	Performance of Services

The Service Contractor must commence execution of the Services from the Commencement Date and continue to execute the Services progressively in an orderly manner, having regard to the duration and sequence of activities shown on and in accordance with the Blasting Services Program.

6.2	Blasting Services Program
(a)	The Service Contractor must ensure that the Blasting Services Program is updated:
(i)	at the times stated in the Particulars; and

(ii)	within the time stipulated in a written request by the Principal’s Representative, to show progress achieved and, where appropriate, changes to the sequence and duration of activities required to meet the requirements of this Contract, together with any corresponding changes to proposed manpower and shifts to be worked and resources to be utilised and must ensure that 2 copies of each update are promptly provided to the Principal’s Representative.
(b)	Where a Blasting Services Program is rejected by the Principal’s Representative for non-compliance with this Contract, the Service Contractor must submit a corrected and revised Blasting Services Program within 2 days of being notified that the Blasting Services Program is unacceptable.
6.3	Suspension
(a)	The Principal’s Representative may at any time give written notice to the Service Contractor to suspend the execution of all or any part of the Services (including details of the extent to which the Principal’s Representative requires the Service Contractor to keep its personnel, subcontractors and Constructional Plant on standby).

(b)	If the Service Contractor receives a written notice from the Principal under clause 6.3(a), the Service Contractor must immediately suspend the execution of the Services or the relevant part.

(c)	Subject to clause 6.3(g), the Principal must pay the Service Contractor, instead of that part of the Contract Price payable for those Services not performed as a consequence of the suspension (which will not be payable), compensation for the suspension of the execution of the Services (or the relevant part):
(i)	in accordance with the standby rates in schedule 7 to the extent that they are applicable;

(ii)	if there are no applicable rates in schedule 7, on such basis as the Principal’s Representative and the Service Contractor’s Representative may agree; or

(iii)	failing agreement, as the Principal’s Representative reasonably determines, during the suspension of any part of the Services to compensate the Service Contractor for:
(i)	keeping its personnel , subcontractors and Constructional Plant on standby (to the extent stated in the written notice referred to in clause 6.3(a)); and

(ii)	the demobilisation and remobilisation of the Service Contractor’s personnel, subcontractors and Constructional Plant.

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(d)	The Principal’s Representative must give a written notice to the Service Contractor adjusting the Contract Price to reflect the compensation referred to in clause 6.3(c).

(e)	The Principal’s Representative may at any time give written notice to the Service Contractor to resume the execution of the Services (or the relevant part) which has been suspended.

(f)	If the Service Contractor receives a written notice under clause 6.3(e), the Service Contractor must immediately remobilise to resume execution of the Services (or the relevant part) which has been suspended.

(g)	If the Principal’s Representative gives a written notice under clause 6.3(a) as a result of a breach by the Service Contractor of its obligations under this Contract, the Service Contractor is not entitled to any compensation under clause 6.3(c).

(h)	If the Principal’s Representative gives a written notice under clause 6.3(a) as a result of a breach by the Service Contractor of its obligations under this Contract and if the breach is:
(i)	capable of rectification, the execution of the part of the Services the subject of the written notice may be suspended until the breach is rectified by the Service Contractor; or

(ii)	not capable of rectification, the period of suspension must be reasonable.
7.	THE SERVICES

7.1	Service Contractor’s main obligations

The Service Contractor must:
(a)	provide the Services in accordance with this Contract;

(b)	provide the Services for the Contract Price;

(c)	provide the Principal and the Principal’s Representative, at all reasonable times, with access to all workshops and places where work is being prepared or carried out, or from where materials, manufactured articles or machinery are being obtained for or manufactured in connection with the Services;

(d)	comply with the Law in providing the Services under this Contract and performing its other obligations under this Contract including any Law relating to mining activities, industrial relations and the environment;

(e)	produce evidence to the Principal of accreditation, registration, licensing or other Authority approvals in accordance with the requirements of this Contract or as required by the Principal’s Representative;

(f)	attend and participate in meetings with the Principal in accordance with this Contract and as reasonably required by the Principal’s Representative;

(g)	provide information and report to the Principal, in writing if required, in relation to any aspect of the Services as reasonably required by the Principal’s Representative;

(h)	comply with the Mine Procedures in providing the Services;

(i)	comply with the Principal’s training, employment and community conditions as set out in Schedule 10; and

(j)	ensure that any of the Principal’s equipment within the Service Contractor’s possession or control is kept in good working condition and the Service Contractor is responsible for all loss of and damage to any of the Principal’s equipment while in the Service Contractor’s possession or control, except to the extent to which the

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loss or damage is due to normal wear and tear or the negligence of the Principal, Separate Contractors or their personnel.
7.2	Compliance with Law
(a)	The Service Contractor must:
(i)	comply with the Law in the supply of the Services and performing its other obligations under this Contract;

(ii)	obtain all Authority approvals (other than the Principal Approvals) necessary in respect of the supply of the Services and its other obligations under this Contract;

(iii)	comply with all guidelines issued by Authorities and the Principal in respect of the Mine Procedures or the Services;

(iv)	promptly give the Principal’s Representative copies of all relevant documents issued by Authorities;

(v)	except in relation to the Principal Approvals, the Service Contractor must:
(A)	give all notices;

(B)	pay all levies, charges or fees; and

(C)	obtain all permits, approvals or authorisations,
in respect of the Services necessary to comply with Law or the requirements of any Authority.
(b)	If the Service Contractor’s compliance with Law necessitates a change to the Services:
(i)	the Service Contractor must promptly inform the Principal’s Representative in writing with details of that change together with the Service Contractor’s proposal for carrying out that change (such proposal must be consistent with the Service Contractor’s obligations under this Contract);

(ii)	the Service Contractor must obtain the Principal’s Representative’s written approval before it implements that proposal;

(iii)	if the Principal’s Representative does not approve the Service Contractor’s proposal referred to in clause 7.2(b)(i), the Service Contractor must develop that proposal until the Principal’s Representative approves the revised proposal; and

(iv)	except to the extent set out in clause 9.2, the Service Contractor shall have no Entitlement as a consequence of complying with this clause 7.2.
8.	WARRANTIES AND ACKNOWLEDGMENTS

8.1	Warranties as to capacity

Each of the Principal and the Service Contractor represents and warrants that:
(a)	(status ) it is a company limited by shares;

(b)	(power) it has full legal capacity and power:
(i)	to own its property and assets and to carry on its business; and

(ii)	to enter into this Contract and to carry out the transactions that it contemplates;
(c)	(corporate authority) it has taken all corporate action necessary or desirable to authorise its entry into this Contract and to carry out the transactions that it contemplates;

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(d)	(authorisations) it holds each authorisation that is necessary or desirable:
(i)	to execute this Contract and to carry out the transactions that it contemplates; and

(ii)	to ensure that this Contract is legal, valid, binding and admissible in evidence, and it is complying with any conditions to which any of these authorisations is subject; and
(e)	(document effective) this Contract constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally).
8.2	Warranties as to the Services
(a)	The Service Contractor warrants that the Services will:
(i)	satisfy the Explosives Performance Standards;

(ii)	comply with the description in this Contract;

(iii)	be suitable for the purpose made known to the Service Contractor by the Principal;

(iv)	comply with the Law;

(v)	comply with international standards and the Australian explosives code as published by the Department of Transport and Regional Services, in force from time to time;

(vi)	comply with industry best practice; and

(vii)	comply with all lawful and all reasonable standards, rules, directions and requirements set by any Authority.
(b)	The Service Contractor warrants that:
(i)	it has the expertise, experience and capability, including sufficient and competent employees or subcontractors to provide the Services efficiently, expeditiously and with due skill, care and diligence;

(ii)	it is legally entitled to use any of the Service Contractor Intellectual Property used by it in connection with the provision of the Services;

(iii)	the manufacture, sale or use of the Explosives does not and will not infringe the Intellectual Property Rights of any third party;

(iv)	the Service Contractor has good and marketable title to the Explosives;

(v)	in relation to the Services and Explosives, the Service Contractor and the Service Contractor’s personnel are in possession of, or will be able to obtain, all requisite authorisations from Authorities (other than the Principal Approvals), at the Service Contractor’s own cost; and

(vi)	the Service Contractor is able to deliver the Services and comply with all of its obligations under this Contract.
(c)	The Service Contractor acknowledges that the Services include all work:
(i)	specifically referred to in this Contract; and

(ii)	which is otherwise necessary for the proper execution and completion of the Services and for the proper performance of the Service Contractor’s obligations under this Contract.

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8.3	Manufacturer’s and other warranties for the Explosives
(a)	With respect to materials, equipment or components purchased by the Service Contractor for performance of the Services (including the Explosives) the Service Contractor must:
(i)	provide all usual manufacturer’s, importer’s and any applicable third party warranties in respect of such materials, equipment or components; or

(ii)	assign to the Principal any warranties which the Service Contractor may have received from the suppliers of such materials, equipment or components.
(b)	During the period of the warranties obtained by the Service Contractor for the benefit of the Principal referred to in clause 8.3(a)(ii), the Service Contractor must take all reasonable action required by the Principal to enforce those warranties, or assist the Principal to enforce those warranties.
8.4	Acknowledgments
(a)	The Service Contractor acknowledges that:
(i)	it has examined the Mine and its surroundings;

(ii)	it has examined all other information relevant to the risks, contingencies and other circumstances having an effect on its obligations under this Contract which is obtainable by making reasonable enquiries;

(iii)	it has examined this Contract;

(iv)	it has examined all of the Pre-Contract Information, has independently verified whether the Pre-Contract Information is factual and has not relied on the Pre-Contract Information except to the extent that it has verified it;

(v)	it has entered into this Contract based upon its own investigations, examinations and determinations; and

(vi)	it is not relieved of its obligations under this Contract, and does not have any remedy against the Principal, by reason of the existence or occurrence of any matter or thing not anticipated by the Service Contractor as at the date of this Contract and which may not be contemplated by this Contract.
(b)	Subject to the other provisions of this Contract, the Service Contractor warrants that it is practicable to execute the Services in accordance with this Contract without any need for changes in the Services.

(c)	The Service Contractor acknowledges that no comment, review, representation, vetting, inspection, testing or approval by the Principal or the Principal’s Representative (including as part of the Business Review & Development Group) in respect of the Service Contractor’s obligations under this Contract will lessen or otherwise affect the Service Contractor’s obligations under this Contract.
9.	SERVICES-RELATED OBLIGATIONS

9.1	Blasting Services Execution Plan
(a)	The Service Contractor and Principal together must ensure that the Blasting Services Execution Plan is updated:
(i)	at the times stated in the Particulars; and

(ii)	in accordance with a written request of the Principal’s Representative within the time stipulated in the request, to show how the Service Contractor will execute the Services.

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(b)	The Service Contractor warrants that compliance with the Blasting Services Execution Plan will ensure that the Services are executed in accordance with the requirements of this Contract.

(c)	The Service Contractor acknowledges that if it is in fact not feasible to execute the Services in accordance with the Blasting Services Execution Plan, it must execute the Services using whatever methodology may prove to be necessary to complete the Services in accordance with this Contract.

(d)	Nothing in this clause 9.1 entitles the Service Contractor to any additional compensation not otherwise set out in this Contract.
9.2	Change in Law

If there is a Change in Law which:
(a)	necessitates a change to:
(i)	the Services, or

(ii)	a fee or charge which the Service Contractor is obliged to pay; and
(b)	causes the Service Contractor to incur more or less cost than otherwise would have been incurred, the difference in cost incurred by the Service Contractor shall be valued under clause 5.2 as if the Change in Law was a Variation.
9.3	Quality management and qualitative non-performance
(a)	The Service Contractor must:
(i)	use good quality, new and undamaged materials (unless otherwise specified in this Contract) for the Services which must be suitable for the purpose for which they are required;

(ii)	ensure that all workmanship is of the highest quality and standards and is in accordance with the requirements of this Contract; and

(iii)	subject to any express provisions of this Contract to the contrary, comply with relevant standards (including international standards, codes of practice and manufacturers’ standards) when executing the Services.
(b)	The Service Contractor must give the Principal’s Representative access to the Service Contractor’s and each subcontractor’s Quality Assurance Systems to enable monitoring and quality auditing.

(c)	The Service Contractor warrants that compliance with the Quality Plan will ensure that the Services are executed in accordance with the requirements of this Contract.

(d)	If the Principal’s Representative reasonably considers any Services not to be, or if the Services are not, in accordance with this Contract, the Principal’s Representative may:
(i)	direct the Service Contractor to rectify any part of the Services; or

(ii)	direct the Service Contractor not to rectify that part of the Services.
(e)	The Principal may:
(i)	have the work referred to in clause 9.3(d)(i) carried out by others at the Service Contractor’s cost if:
(A)	the Principal’s Representative has directed the Service Contractor to rectify a part of the Services in accordance with clause 9.3(d)(i) within a reasonable period; and

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(B)	the Service Contractor has failed to rectify that work within that period; or
(ii)	have the work carried out by others at the Service Contractor’s cost if the Principal’s Representative has directed the Service Contractor not to rectify that work pursuant to clause 9.3(d)(ii), and all reasonable costs, losses and expenses incurred by the Principal shall be a debt due from the Service Contractor to the Principal.
9.4	Explosives Performance Standards
(a)	The Service Contractor must monitor each item of Services to determine the levels achieved by that item of Services relative to the Explosives Performance Standards in accordance with the procedures outlined in schedule 2.

(b)	If any item of Services does not meet the Explosives Performance Standards as a result of the Service Contractor’s failure to execute the Services in accordance with this Contract, the Service Contractor must pay the Principal its reasonable costs, losses and expenses incurred by the Principal as a direct result of the failure.

(c)	If clause 9.4(b) is struck out or is unenforceable for any reason, the Principal will be entitled to claim damages at common law and/or in equity from the Service Contractor for any failure to execute the Services in accordance with the Contract.
9.5	Removal of materials and Constructional Plant from the Mine

The Service Contractor may not remove from the Mine any materials or Constructional Plant brought onto the Mine without the prior written approval of the Principal’s Representative, not to be unreasonably withheld.

9.6	Industrial relations
(a)	The Service Contractor must, and must ensure that its subcontractors, comply with all applicable rules.

(b)	The Service Contractor must regularly consult with the Principal’s Representative throughout the execution of the Services concerning any industrial relations issues which may arise.

(c)	The Service Contractor must ensure that any industrial agreement entered into by the Service Contractor does not affect, or will not have any impact on, any existing or future industrial agreements that have been entered, or that may be entered, into by the Principal.

(d)	The Service Contractor must, in the event of any industrial dispute involving its workforce on the Mine, ensure that the Principal’s operations on the Mine are not affected in any manner by such industrial dispute, except to the extent the dispute is a general dispute involving other contractors and employees of the Principal.
10.	PAYMENT

10.1	The Principal’s payment obligations
(a)	The Principal must pay the Service Contractor the Contract Price in accordance with the requirements of this Contract. Unless otherwise agreed in writing by the parties, payments will be made in PNG Kina.

(b)	The lump sum breakdown in schedule 6 may be referred to by the Principal’s Representative for the purposes of:
(i)	the assessment of progress claims; and

(ii)	the valuation of Variations pursuant to clause 5.2 to the extent that items listed in the lump sum breakdown are relevant,

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and for no other purpose.
10.2	Payment
(a)	The Service Contractor must submit to the Principal’s Representative within 4 days after the end of each month a payment claim in the form of the Principal’s contract claim form attaching the information required by the Principal’s Representative:
(i)	showing the value of the Services executed by the Service Contractor to the end of the previous month;

(ii)	including details of any amount claimed by the Service Contractor’s subcontractors which is the subject of a dispute between the Service Contractor and those subcontractors and details of the dispute; and

(iii)	documentary evidence that it has incurred a fee for Services performed and the Reimbursable Expenses claimed.
(b)	Within 4 days of receipt by the Principal’s Representative of a claim provided in accordance with clause 10.2(a), the Principal’s Representative must determine in writing any variations to the amount payable to the Service Contractor. The amount payable will be:
(i)	the assessment by the Principal’s Representative of the value of the Services performed by the Service Contractor for the relevant period which must take into account the likely cost of rectifying any defects in the Services and must exclude any amounts in relation to which the Service Contractor has no Entitlement;

(ii)	the amount of any Reimbursable Expenses incurred by the Service Contractor with the prior written approval of the Principal’s Representative;

(iii)	any amounts due from the Principal to the Service Contractor pursuant to this Contract;

(iv)	less the amounts already paid by the Principal to the Service Contractor in relation to the Contract and the Services; and

(v)	less the amount of any money which is due or which may become due from the Service Contractor to the Principal in respect of this Contract or the Services and amounts already paid to the Service Contractor in respect of the Contract and amounts which the Principal is entitled to deduct or withhold.
(c)	The Service Contractor must give the Principal a Tax Invoice in respect of the amount the subject matter of a determination issued by the Principal’s Representative pursuant to clauses 10.2(b), 10.5 within 4 days of receipt of that determination. Any Tax Invoice issued in respect of the amount the subject of a determination under clause 10.2(b) should also include any amount deducted under clause 10.2(b)(v) in respect of that determination.

(d)	Where an amount is due from the Principal to the Service Contractor in respect of a determination issued pursuant to clauses 10.2(b) or 10.5 , the Principal must pay the Service Contractor the amount determined as payable by the Principal’s Representative under clauses 10.2(b) or 10.5 thirty (30) days after the date of the invoice for that month.

(e)	The Service Contractor must give the Principal a Tax Invoice in respect of the amount the subject matter of a determination or payment schedule issued by the Principal’s Representative pursuant to clauses 10.2(b), 10.5 within 4 days of receipt of that determination. If the Principal fails to provide a payment schedule within 4 days, the Service Contractor may issue a Tax Invoice for the whole amount of its payment claim, provided that the Principal may seek an adjustment

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to any subsequent invoice or refer the matter to dispute resolution should there be any discrepancies.

(f)	Payments made by the Principal are on account only and are not:
(i)	evidence of the value of work; or

(ii)	an admission of liability on the part of the Principal.
(g)	Where an amount is due from the Service Contractor to the Principal in respect of a determination issued pursuant to clauses 10.2(b) or 10.5 , the Service Contractor must, within thirty (30) days after receipt of that determination, pay the Principal the amount stated in that determination as due from the Service Contractor to the Principal.

(h)	Where an amount remains overdue for more than 30 days, the Service Contractor, by providing 14 days written notice to the Principal, may elect to suspend all or part of the Services under this Contract for a period as long as the payment remains overdue.
10.3	Set off
(a)	The Principal may set-off or deduct from:
(i)	any amounts due to the Service Contractor under this Contract (including any amounts certified by the Principal’s Representative for payment by the Principal to the Services Contractor); or

(ii)	any money due or which may become due from the Service Contractor to the Principal in respect of this Contract or the Services, provided it has first provided 7 days notice to the Service Contractor.
10.4	Final Payment Claim
(a)	Within 90 calendar days after the later to occur of the End Date and the performance of all the Service Contractor’s obligations under the Contract, the Service Contractor must provide to the Principal’s Representative a payment claim titled “Final Payment Claim”.

(b)	The Service Contractor must include in the Final Payment Claim all amounts which the Service Contractor considers to be due to it from the Principal in respect of this Contract and the performance by it of the Services.

(c)	After the expiration of the 90 calendar day period in clause 10.4(a), the Service Contractor shall have no Entitlement in relation to the performance of the obligations of the Service Contractor under the Contract, or in any way relating to the Contract or the work described in it.
10.5	Final Payment Determination

The Principal’s Representative:
(a)	must within 10 Business Days after receipt of the Service Contractor’s Final Payment Claim; or

(b)	if the Service Contractor does not comply with its obligations under clause 10.4(a), at any time, issue to the Service Contractor and the Principal a determination titled “Final Payment Determination”, which determines the amount payable to the Service Contractor or the Principal (as the case may be) in respect of the Contract and the performance of the Services.

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10.6	Failure to submit claim

The Principal’s Representative may make a determination under clause 10.2(b):
(a)	if the Service Contractor fails to submit any statement or payment claim in accordance with the Contract; or

(b)	at any time prior to the Final Payment Determination.
10.7	Fixed Contract Price

The rates set out in schedule 5 remain fixed until the first Review Date.

10.8	Rise and fall

The rates in schedule 6 will be adjusted for rise and fall in accordance with the formula set out in part C of schedule 6 with the first review being 1 January 2008 and then every 12 months following this date.

10.9	Payment for Plant and Materials prior to Delivery

The Service Contractor shall have no Entitlement to payment for unused materials or goods unless:
(a)	schedule 6 provides that such a payment claim can be made for those unused materials or goods;

(b)	otherwise, the Service Contractor provides with the payment claim evidence that:
(i)	property in the materials or goods has passed to the Principal or will pass on the making of the payment; and

(ii)	the materials or goods have been properly stored or labelled as the property of the Principal and insured.
10.10	Taxes
(a)	Unless otherwise expressly provided in this Contract, the Service Contractor must pay all taxes including levies, duties, withholdings, and assessments due in connection with the Services and the Contract and the Principal must pay all taxes excluding income or company taxes but including levies and import duties on items of Constructional Plant and vehicles to the extent that such taxes are not creditable to the party liable for the tax.

(b)	Unless otherwise expressly provided in the Contract, the Contract Price(s) due under the Contract shall not be varied or amended by any tax, duty, levy or other impost payable in connection with performance of the Contract. Where an amount is required to be withheld by the Principal and remitted to an Authority under a Law on behalf of the Service Contractor, the Contract Price(s) payable to the Service Contractor shall be reduced by such amount. The Principal shall provide the Service Contractor with a payment summary in respect of such withheld amount upon request by the Service Contractor, or otherwise in accordance with the Law.
10.11	Liability for employment related taxes and costs
(a)	The Service Contractor must pay all wages, superannuation and any other contributions or payments required by law to be paid to, in respect of or arising in relation to the employment of any employee, subcontractor or agent engaged by the Service Contractor in the performance of any services. The Service Contractor acknowledges that such persons are not the employees of the Principal and the Service Contractor bears, and the Principal does not bear, any liability for such payments.

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(b)	The Service Contractor indemnifies the Principal in relation to any payments (including all legal and other costs, penalties, fines or interest in respect of such payments) made or amounts incurred by the Principal as a result of any claim or action, (including without limitation a claim or action brought by the Service Contractor, any employee, subcontractor, agent or any government or statutory authority) with regard to any amount referred to in this clause.
11.	GOODS & SERVICES TAX

11.1	Application of clause
(a)	This clause applies if any party (Supplier) is or may become liable to pay GST in relation to Services (as defined in the GST Act) of any good, service or other thing which is made to another party (Recipient) under this Contract (Taxable Supply).

(b)	Unless otherwise specified, a reference to any amount payable or consideration to be provided for a Taxable Supply is a reference to that amount or consideration having been determined without provision for any GST payable by the Service Contractor on those Services (GST Exclusive Amount).
11.2	GST payable
(a)	The Recipient must increase the GST Exclusive Amount of any payment for a Taxable Supply by an additional amount as notified by the Service Contractor to the Recipient sufficient that the total amount payable by the Recipient (after discounting for the amount of any GST liability payable by the Service Contractor on that total) is equal to the GST Exclusive Amount.

(b)	GST payable under paragraph (a) is payable by the Recipient, without deduction or set-off of any other amount.
11.3	Tax Invoice
(a)	The Service Contractor must issue a Tax Invoice to the Recipient for the amount of GST referable to each Taxable Supply, and, where the Service Contractor is the Service Contractor in respect of Taxable Supplies the subject of any progress claim, within 3 Business Days of receipt of the progress claim.

(b)	A monthly statement will not be regarded as a Tax Invoice or other invoice notifying an obligation to make payment.
11.4	Particulars of GST

The Service Contractor must include in an invoice under this clause such particulars as are required by the GST Act in order that the Recipient may obtain an input tax credit for the amount of GST payable on the Taxable Supply.

11.5	Adjustment Event

Where an Adjustment Event in relation to any Taxable Supply has occurred, the Service Contractor must provide an Adjustment Note to the Recipient within 20 Business Days.

11.6	Indemnities

Where an amount is payable by one party (Indemnifier) to another party (Indemnified) pursuant to an indemnity, warranty or obligation to reimburse or pay any amount under this Contract, the amount recoverable under this indemnity, warranty or obligation to reimburse must be reduced by the amount of any input tax credit or other credit to which:
(a)	the Indemnified; or

(b)	any member of a GST Group (as defined in the GST Act) of which the Indemnified is also a member, is entitled to the cost or expense recovered.

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12.	THE MINE

12.1	Access to Mine
(a)	Subject to clause 12.1(b) and where required, the Service Contractor may enter and access the Mine sufficient for it to carry out its obligations under this Contract and in accordance with the Blasting Services Execution Plan and the Blasting Services Program.

(b)	The Principal must make the Principal Supplied Items available to the Service Contractor.

(c)	The Service Contractor may not enter into other parts of the Mine without the prior written approval of the Principal’s Representative.
12.2	Operation of Existing Plant and hours of work
(a)	Clause 12.2(b) applies if and only if the Particulars state that it applies.

(b)	The Service Contractor must:
(i)	subject to clause 12.2(b)(ii), ensure that the continuous operation of the existing plant is not affected in any way by the execution of the Services; and

(ii)	if there is any unavoidable interruption to the operation of the existing plant caused by the Services, minimise that interruption to the extent practically possible.
12.3	Work Hours
(a)	Unless otherwise provided in this Contract, the Service Contractor may only execute the Services on the Mine during the working hours set out in the Particulars.

(b)	The Service Contractor may seek the written approval of the Principal’s Representative to execute the Services outside the working hours referred to in clause 12.3(a) if such work is necessary to enable the Service Contractor to comply with the Blasting Services Program.

(c)	The Principal’s Representative may (at its absolute discretion) give the Service Contractor written approval to execute the Services outside the working hours referred to in clause 12.3(a). The Principal’s Representative may take into account factors such as interruption to the continuous operation of the existing plant when considering the Service Contractor’s request under clause 12.3(b).

(d)	The Service Contractor will not be liable for any interruption to the Services resulting from the non approval from the Principal under this clause 12.3.
12.4	Access for the Principal, the Principal’s Representative and others and Mine security
(a)	If the Principal makes the Principal Supplied Items available to the Service Contractor pursuant to clause 12.1(b), the Service Contractor:
(i)	must ensure that the Principal, the Principal’s Representative and any other person authorised by the Principal’s Representative (including Separate Contractors) have safe access to the Principal Supplied Items;

(ii)	may not allow any person not connected with the Services into the Principal Supplied Items without the prior written approval of the Principal’s Representative; and

(iii)	must control access within the Principal Supplied Items.

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(b)	The Service Contractor must provide the Principal and the Principal’s Representative, at all reasonable times, with access to all workshops and places where work is being prepared or carried out within the Mine.
12.5	Mine part of Operation of the Principal
(a)	The Service Contractor acknowledges that, while the Services are being performed on the Mine:
(i)	the Principal will continue to conduct its business from the Mine;

(ii)	the Service Contractor shall have no right of exclusive occupation of any part of the Mine and shall access the Mine only in accordance with the directions of the Principal’s Representative;

(iii)	the ordinary operations of the Principal will result in delays and disruptions to the performance of the Services;

(iv)	the Principal’s Representative may give directions to the Service Contractor to minimise the disruption to the conduct of the Principal’s business;

(v)	clients, suppliers, contractors, employees and agents of the Principal will have access to the Mine to conduct business with the Principal; and

(vi)	the Service Contractor must:
(A)	perform the Services in such a manner as to interfere to the least extent possible with the conduct of the business of the Principal and of any contractors or invitees of the Principal on the Mine;

(B)	only access the Mine during the hours and on the days provided for in the Contract;

(C)	take all steps necessary to protect the safety of the Principal and the employees, agents, and invitees of the Principal and of contractors of the Principal from risks to safety caused by the performance of the Services;

(D)	complete such safety or other training or induction as the Principal’s Representative from time to time directs;

(E)	comply with all procedures, policies and rules adopted from time to time by the Principal in connection with the Mine;

(F)	keep itself informed as to the requirements of, comply with and not do anything which may place the Principal in breach of the Law applying to the Mine and the operation of the Principal’s business;

(G)	erect appropriate signage for the benefit of employees, agents and invitees of the Principal at the Mine to enable them to find their way around the Mine;

(H)	keep the Mine clean and tidy at all times;

(I)	keep the Principal’s Representative and the Principal informed as frequently as possible and at least on a daily basis of the operations of the Service Contractor which may affect the conduct of the business of the Principal at the Mine and to refrain from performing any matter or thing which may affect the operations of the Principal without first obtaining the approval in writing of the Principal’s Representative; and

(J)	consult and co-operate with the Principal’s Representative, the Principal and any other contractor or supplier of the Principal and attend meetings as required by the Principal’s Representative in

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relation to the interface between the business operations of the Principal and the performance of the Services.
(b)	The Service Contractor shall not have any Entitlement as a consequence of the matters described in this clause 12.5.
12.6	Safety
(a)	The Service Contractor must provide safe working conditions for all persons carrying out the Services for or on behalf of the Service Contractor, and at all times while on the Mine comply with the Principal’s Safety Principles, Mine Procedures, occupational health and safety policies and safety and health management system.

(b)	The Service Contractor’s Representative must immediately notify the Principal’s Representative in writing of each serious injury and near miss which occurs in providing the Services. The notice must specify any corrective actions taken or to be taken to prevent recurrence.

(c)	The Principal’s Representative may direct the Service Contractor to permanently remove any person from the Mine if, in the opinion of the Principal’s Representative, the person:
(i)	is guilty of misconduct or is incompetent or negligent; or

(ii)	has contravened any applicable rules of the Principal or an Authority on safety or safe working procedures.
12.7	Induction Costs
(a)	Except for the costs described in clause 10.6(b), the Service Contractor must pay for all induction costs for personnel including generic metalliferous inductions, medicals, drug and alcohol tests, initial lead-in-blood tests and any other Mine access requirements.

(b)	Subject to clause 10.6(c), the Principal is responsible for and shall bear the cost of providing induction for the Service Contractor’s personnel which relates only to the Services.

(c)	If the Principal’s Representative determines, in his or her sole discretion, that the Service Contractor has experienced a high turnover of staff, the Principal will cease to pay for induction costs described in clause 10.6(b) and the costs incurred by the Principal in providing that induction shall be a debt due from the Service Contractor to the Principal.
12.8	Separate Contractors
(a)	The Service Contractor acknowledges that Separate Contractors may be present on the Mine during the execution of the Services by the Service Contractor.

(b)	When carrying out Services on the Mine, the Service Contractor must:
(i)	co-operate with any Separate Contractors;

(ii)	not unreasonably obstruct, delay or interfere with Separate Contractors’ work;

(iii)	not damage Separate Contractors’ work;

(iv)	comply with all reasonable written directions from the Principal’s Representative regarding Separate Contractors and their work; and

(v)	allow any Separate Contractors engaged by the Principal to use the items, services and amenities which are available for use on the Mine.

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(c)	Any action of the Service Contractor under clause 12.8(b) does not lessen or otherwise affect the Service Contractor’s obligations under this Contract.

(d)	The Service Contractor will not be liable for any interruption to the Services resulting from delays caused by Separate Contractors.
12.9	Environmental obligations
(a)	The Service Contractor must:
(i)	comply with the Principal’s environmental management system as notified by the Principal from time to time;

(ii)	comply with all requirements of the Law and this Contract for the protection of the environment; and

(iii)	execute the Services in a manner so as to avoid unlawful pollution of the Mine and its surroundings.
(b)	The Service Contractor is responsible for, and must make good, any damage to the environment caused by the execution of the Services (including any unlawful pollution of the Mine or its surroundings), other than in accordance with the Contract from time to time.

(c)	The Service Contractor must:
(i)	notify the Principal’s Representative of any unlawful pollution of the Mine or any complaint made by the public;

(ii)	clean up any unlawful pollution of the Mine and its surroundings caused in the execution of the Services; and

(iii)	comply with all directions of the Principal’s Representative and any Authority regarding cleaning up that pollution.
12.10	Principal-Supplied Items
(a)	Subject to clause 12.10(b) and clause 12.10(c), the Principal must provide the items, services and amenities set out in schedule 8 for use by the Service Contractor in executing the Services.

(b)	Where schedule 8 states that the Service Contractor must pay for the use of specific items, services and amenities, the Service Contractor must do so.

(c)	The Service Contractor must comply with the Principal’s Representative’s instructions when using the items, services and amenities referred to in clause 12.10(a).

(d)	The Service Contractor uses the Principal Supplied Items at its own risk however the Principal releases the Service Contractor from any liability that may arise due to the use, supply, or failure to supply, of the Principal Supplied Items where those items are supplied outside of specification (such specifications as contained in Schedule 8).
13.	PERSONNEL AND SUBCONTRACTING

13.1	Personnel
(a)	The Service Contractor must:
(i)	provide experienced and skilled personnel to execute the Services in accordance with its obligations under this Contract and, without limiting the generality of this clause, in accordance with position descriptions provided by the Service Contractor; and

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(ii)	ensure that all Services are executed under the supervision of appropriately qualified and experienced personnel.
(b)	The Service Contractor must:
(i)	engage the Key Personnel to perform the roles identified for them in schedule 2;

(ii)	for the removal of doubt, comply with the Principal’s training and localisation policies;

(iii)	not permit Key Personnel to undertake any other assignment which would conflict with the Service Contractor’s obligations under this Contract or the Principal’s interests generally; and

(iv)	pay for the induction and mobilisation costs of any other persons that are employed by the Service Contractor as additional or replacement Key Personnel and to the extent that the Principal bears those costs, those costs shall be a debt due from the Service Contractor to the Principal.
(c)	Where any of the Service Contractor’s personnel are primarily employed for Services on the Mine, the terms of employment of the Service Contractor’s personnel must be consistent with those of the Principal for similar positions. For the purposes of this clause, the Principal will provide the Service Contractor with a summary of its employment conditions.

(d)	The Service Contractor’s responsibility for the performance of the Services and for the work and performance of its personnel is not altered in any way by this clause 13.1 or by anything done in accordance with this clause 13.1.

(e)	The Service Contractor must not replace or remove any Key Personnel without obtaining the prior written approval of the Principal’s Representative, whose approval is not to be unreasonably withheld.

(f)	The Service Contractor must not (without the prior written approval of the Principal’s Representative):
(i)	allow any Key Personnel to delegate to any other persons any part of the Services for which that Key Personnel is responsible; or

(ii)	allocate any Key Personnel to perform work not related to the Services.
(g)	The Principal’s Representative may direct the Service Contractor to remove from the Mine or from any activity connected with the Services, any person employed in connection with the Services who, in the opinion of the Principal’s Representative, is guilty of misconduct or is incompetent or negligent or is otherwise interfering with the orderly progress of the Services.

(h)	The Service Contractor must comply with a direction made under clause 13.1(g) within the time specified by the Principal’s Representative.
13.2	Induction and training costs
(a)	Except for the costs described in clause 13.2(b), the Service Contractor must pay for all induction costs for personnel including generic metalliferous inductions, medicals, drug and alcohol tests, initial lead-in-blood tests and any other Mine access requirements.

(b)	Subject to clause 13.2(c), the Principal is responsible for and shall bear the cost of providing induction and training for the Service Contractor’s personnel which relates only to the Services and the Principal’s Property.

(c)	If the Principal’s Representative determines, in his or her sole discretion, that the Service Contractor has experienced a high turnover of staff on the Mine, the

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Principal will cease to pay for induction costs described in clause 13.2(b) and the costs incurred by the Principal in providing that induction shall be a debt due from the Service Contractor to the Principal.

(d)	Except as provided in clause 13.2(b), the Service Contractor is responsible for and shall bear the cost of providing training for its Key Personnel, its other employees, agents and subcontractors in the provision of the Services.
13.3	Subcontracting
(a)	Subject to clause 13.3(b), the Service Contractor may enter into subcontracts for the execution of the Services.

(b)	The Service Contractor must:
(i)	obtain the Principal’s Representative’s written approval (not to be unreasonably withheld) before appointing a subcontractor to execute any part of the Services; and

(ii)	promptly give the Principal’s Representative any information requested by the Principal’s Representative to enable it to consider any request for approval from the Service Contractor to appoint a subcontractor.
(c)	If the Service Contractor engages a subcontractor, the Service Contractor:
(i)	must ensure the work performed by the subcontractor meets the requirements of this Contract;

(ii)	must manage and co-ordinate the performance of each subcontractor to ensure the quality and timeliness of its performance meet the requirements of this Contract for the Services;

(iii)	is liable to the Principal for the acts and defaults of that subcontractor as if they were the acts and defaults of the Service Contractor; and

(iv)	must be able to immediately terminate the engagement of the subcontractor if this Contract is terminated.
(d)	The Service Contractor’s obligations under this Contract are not reduced or otherwise affected by subcontracting the performance of those obligations.

(e)	The Service Contractor must ensure that all subcontracts for the Services adequately address all industrial relations, safety, environmental and programming issues relevant to the Services.

(f)	The Service Contractor must ensure that:
(i)	all subcontractors are accredited to perform work on the Mine in accordance with the Principal’s accreditation process; or

(ii)	if any subcontractor is not so accredited, that the subcontractor complies with the requirements of the Principal.
(g)	The Service Contractor must supply the Principal with an unpriced copy of any subcontract for part of the Services.

(h)	The Service Contractor must, before it mobilises a subcontractor on the Mine, give the Principal’s Representative the following details:
(i)	identity of the subcontractor and details of the part of the Services to be executed by that subcontractor;

(ii)	the period for which that subcontractor will be on the Mine; and

(iii)	details of that subcontractor’s employees and Constructional Plant.

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14.	MEETING AND REPORTING OBLIGATIONS

14.1	Business Review and Development Group (BRAD)
(a)	The BRAD Group comprises:
(i)	the Principal’s Representative;

(ii)	the Service Contractor’s Representative; and

(iii)	any other person the Principal or the Principal’s Representative requires.
(b)	The Service Contractor, when the Principal’s Representative requires, must ensure that representatives of the Service Contractor’s subcontractors attend BRAD Group meetings.

(c)	The functions of the BRAD Group include:
(i)	reviewing the progress of the Services in relation to the Blasting Services Program and the performance of the Service Contractor;

(ii)	reviewing the quality of work and any remedial measures required; and

(iii)	working towards optimising the efficiency, cost and performance of the Services through continual improvement by the Service Contractor working with the Principal’s Representative.
(d)	The BRAD Group must meet on a regular monthly basis and at other times the Principal’s Representative determines.

(e)	The Principal’s Representative must:
(i)	convene and chair all meetings of the BRAD Group;

(ii)	take minutes of all meetings held by the BRAD Group;

(iii)	provide a copy of those minutes to the Service Contractor’s Representative who must, if he or she accepts them as accurate, notify the Principal’s Representative as soon as practicable of their acceptance (upon which notification such minutes become the official record of the relevant meeting);

(iv)	if the Service Contractor’s Representative disagrees with those minutes, discuss and amend the minutes to reflect the agreed position (upon which amendment such minutes become the official record of the relevant meeting); and

(v)	give to the BRAD Group members a copy of those minutes if the minutes are accepted by the Service Contractor’s Representative under clause 14.1(e)(iii), or are agreed by the Principal’s Representative and the Service Contractor’s Representative under clause 14.1(e)(iv).
14.2	Reporting obligations

The Service Contractor must:
(a)	at least 5 days prior to each regular monthly meeting of the BRAD Group provide a written report to the Principal’s Representative, in a form approved by the Principal’s Representative, setting out:
(i)	the progress of the execution of the Services against the Blasting Services Program;

(ii)	the results of testing undertaken to establish performance of the Services against the Explosives Performance Standards;

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(iii)	details of any activities which are behind the progress required by the Blasting Services Program;

(iv)	strategies implemented or proposed to overcome problems and delays, included in the performance of the Services;

(v)	the average number of the Service Contractor ‘s and any subcontractors’ employees on the Mine for that month;

(vi)	any foreseen delays to future activities on the Blasting Services Program;

(vii)	a summary of all Variation Information Requests and Variations;

(viii)	the status of all activities on which work is being undertaken;

(ix)	details of all subcontractors currently engaged or proposed to be engaged by the Service Contractor;

(x)	details of daily (including the monthly) staff levels of the Service Contractor and all subcontractors on the Mine including all activities, locations and hours of work of those staff;

(xi)	details of safety-related issues including the following:
(A)	any incidence of occupational diseases;

(B)	the total number of first aid incidents;

(C)	the total number of cases requiring medical treatment;

(D)	the total number of causes causing loss of time of one or more full shift, subsequent to the incident;

(E)	duration of lost time injuries;

(F)	the total number of near misses; and

(G)	any other information required by the Principal’s Representative;
(xii)	details of issues related to the environment;

(xiii)	evidence of compliance with the quality management requirements of this Contract;

(xiv)	expenditure against predicted cash flow and budget;

(xv)	industrial relations issues affecting or which may affect Services; and

(xvi)	any other matters required by the Principal’s Representative;
(b)	provide to the Principal’s Representative within a reasonable time of being requested to do so any information in connection with the Services which the Principal’s Representative reasonably requires;

(c)	advise the Principal’s Representative (in writing if the Principal’s Representative requires and within the time specified by the Principal’s Representative) of suitable courses of action in relation to matters raised in BRAD Group meetings; and

(d)	establish and maintain any records and registers which the Principal’s Representative reasonably requires.
14.3	Records on Mine

The Contractor must keep a readily available copy of the following:
(a)	one complete set of this Contract;

(b)	a complete marked-up set of the latest version of all schedules to this Contract (showing all changes made to the schedules existing at the date of this Contract);

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(c)	the maintenance records of the Explosives kept by the Contractor arising out of the execution of the Services; and

(d)	all notices, instructions or other information issued by the Principal’s Representative to the Contractor, and make them available to the Principal’s Representative as the Principal’s Representative may require.
15.	RELEASES AND INDEMNITIES

15.1	Release

The Service Contractor releases the Principal Indemnified Parties from any liability or obligation to the Service Contractor (or any person claiming through or on behalf of the Service Contractor) in respect of:
(a)	physical loss of or damage to any real or personal property; or

(b)	personal injury, disease or illness to, or death of, persons, arising out of the provision of the Services and the performance of it’s the Service Contractor’s other obligations under this Contract.
15.2	Indemnity by the Service Contractor

The Service Contractor indemnifies the Principal Indemnified Parties against all damage, expense (including lawyers’ fees and expenses on a solicitor/client basis), loss (including financial loss) or liability of any nature suffered or incurred by the Principal Indemnified Parties (including any claims made by third parties) arising out of the provision of (or failure to provide) the Services and any other obligation under this Contract including but not limited to:
(a)	physical loss of or damage to property of the Principal or to the property of third parties; and

(b)	damage, expense, loss or liability in respect of personal injury, disease, illness or death, caused by the Service Contractor’s breach of this Contract or its negligent act or omission.

15.3	Indemnity not subordinate

The Service Contractor’s liability to indemnify the Principal under clause 15.2 is a primary obligation and is not the same as or subordinate to any other indemnity to which the Principal is entitled.

15.4	Indemnity by the Principal

The Principal indemnifies the Service Contractor against all damage, expense (including lawyers’ fees and expenses on a solicitor/client basis), loss (including financial loss) or liability of any nature suffered or incurred by the Service Contractor (including any claims made by third parties) arising out of but not limited to:
(a)	physical loss of or damage to property of the Service Contractor or to the property of third parties; and

(b)	damage, expense, loss or liability in respect of personal injury, disease, illness or death, caused by the Principal’s breach of this Contract or its negligent act or omission.
15.5	No indirect or Consequential Loss

Notwithstanding any other provision of this Contract, no party shall be liable to another party for any indirect or consequential loss.

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For the purposes of this clause, “indirect or consequential” loss includes all special loss, loss of income, loss of profit, costs incurred in responding to, investigating, managing or settling all claims made by or on behalf of third parties in respect of the matters specifically excluded, and all claims for loss of goodwill, loss of, or impairment to, reputation or loss of opportunity including opportunities to enter into or complete arrangements with third parties.

16.	RISK OF LOSS OR DAMAGE AND INSURANCE

16.1	Responsibility for care of Explosives and Principal Supplied Items
(a)	The Service Contractor is responsible for:
(i)	the care of any item of Explosives; and

(ii)	the care of the Principal Supplied Items from when the Principal makes the Principal Supplied Items available to the Service Contractor under clause 12.1 to the expiration of the Contract.
(b)	The Service Contractor uses the Explosives and Principal Supplied Items at its own risk.

(c)	The Service Contractor must promptly make good loss from, or damage to, any item of Explosives and any part of the Mine while it is responsible for its care.
16.2	Service Contractor’s insurance
The Service Contractor must maintain the following insurance with a reputable insurer from the Commencement Date until the End Date:
(a)	public liability and product liability insurance to the amount in the Particulars in respect of accidental damage or loss to any property and accidental injury (including death) to any person arising out of the performance of the Services;

(b)	workers’ compensation insurance as required under workers’ compensation legislation;

(c)	plant and equipment insurance in respect of loss of or damage to equipment used in the provision of the Services (other than motor vehicles but including the Explosives) owned or leased by the Service Contractor to its full replacement value at the time loss or damage occurs;

(d)	comprehensive motor vehicle insurance for the market value of all motor vehicles which are used by the Service Contractor in connection with the Services; and

(e)	third party motor insurance required to comply with the Law in respect of all motor vehicles which are used by the Service Contractor in connection with the Services.
16.3	Protection of people and property
(a)	The Service Contractor must take all measures necessary to protect people and property on or adjacent to the Mine (except as contemplated in the Blasting Services Program from time to time).

(b)	If the Service Contractor or its employees, subcontractors or agents damage property (except as contemplated in the Blasting Services Program), the Service Contractor must promptly make good the damage and pay any compensation which the Law and the common law requires the Service Contractor to pay.
16.4	Subcontractors

The Service Contractor must ensure that each of its subcontractors:
(a)	before commencing any of the Services takes out insurance referred to in clause 16.2, sufficient to protect the interests of the Principal, the Service

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Contractor and all of the subcontractors for the matters referred to in clause 16.2 in so far as they relate to the Services to be performed by the subcontractor; and

(b)	maintains that insurance for the period provided for in clause 16.2.
16.5	Notification

If the Service Contractor receives notice of cancellation, amendment or non-renewal of any policy it must immediately:
(a)	advise the Principal; and

(b)	renew the policy, if necessary with another insurer.
16.6	Extension to the Principal

The insurances referred to in clause 16.2(a) and (c) must extend to include the Principal as an insured noting the Principal’s interest.

16.7	Evidence required

The Service Contractor must produce on demand by the Principal sufficient evidence that the insurances required under clauses 16.2 and 16.4 have been effected and are current. If the Service Contractor fails to do so, the Principal may itself affect the insurance. The cost of doing so and maintaining such insurance will be a debt due from the Service Contractor to the Principal.

17.	FORCE MAJEURE

17.1	Notice and suspension of obligations

If a party to this Contract is affected, or likely to be affected, by a Force Majeure Event:
(a)	that party must immediately give the other prompt notice of that fact including:
(i)	full particulars of the Force Majeure Event;

(ii)	an estimate of its likely duration;

(iii)	the obligations affected by it and the extent of its effect on those obligations; and

(iv)	the steps taken to rectify it; and
(b)	the obligations under this document of the party giving the notice are suspended to the extent to which they are affected by the relevant Force Majeure Event as long as the Force Majeure Event continues.
17.2	Effort to overcome

A party claiming a Force Majeure Event must use its best endeavours to remove, overcome or minimise the effects of that Force Majeure Event as quickly as possible. This does not require a party to settle any industrial dispute in any way that it considers inappropriate.

17.3	Alternative supply

During any period in which a party to this document is not performing obligations because of a claimed Force Majeure Event, the other party may (but need not) make alternative arrangements for the performance, whether by another person or otherwise, of any obligation which the party claiming the Force Majeure Event is not performing without incurring any liability to that party.

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17.4	Termination
(a)	If a Force Majeure Event continues for more than 90 days, either party may terminate this Contract by giving at least 15 days notice to the other party.

(b)	In the event of termination under paragraph (a), neither party is liable to the other except to the extent of rights or obligations which accrued before the termination. If those accrued rights or obligations result in the unjust enrichment of, or unjust detriment to, one party, the parties will negotiate in good faith to ensure a fair allocation of loss or gain as between the parties.
If the parties cannot negotiate a settlement under paragraph (b), either party may send a dispute notice under clause 19.
18.	DEFAULT AND TERMINATION

18.1	The Principal’s remedy notice
(a)	If the Principal considers that the Service Contractor is in breach of this Contract, the Principal may give the Service Contractor:
(i)	a written notice specifying a reasonable date by which the Service Contractor must rectify the breach to the extent that the breach is capable of rectification; or

(ii)	if the breach is incapable of rectification, a written notice specifying the Principal’s requirements to overcome or cure the effects of that breach and prevent the breach from recurring (Cure Plan).
(b)	If the Principal gives the Service Contractor a written notice referred to in clause 18.1(a), the Service Contractor must comply with the written notice within the time stated in the notice.

(c)	The Principal may terminate the Contract by notice in writing to the Service Contractor if:
(i)	the Service Contractor fails to rectify the breach or effect the Cure Plan, as the case may be, in accordance with and in the time stated in the terms of a written notice referred to in clause 18.1(a);

(ii)	the Service Contractor commits the same breach again;

(iii)	a breach incapable of rectification was a Material Breach.
(d)	The Service Contractor must pay the Principal the loss, costs and damages suffered by the Principal as a consequence of a breach of the Contract by the Service Contractor.

(e)	The Service Contractor will be in Material Breach if it is in breach of a material term of the Contract including:
(i)	failing to proceed in an orderly manner having regard to the duration and sequence of activities in accordance with the Blasting Services Program, in breach of clause 6.1;

(ii)	fails to continue to hold any necessary licences or approvals required to provide the Services;

(iii)	fails to comply with a safety requirement or a direction from the Principal in relation to safety in relation to any safety matter which is of a significant nature;

(iv)	failing to comply with clause 4.3;

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(v)	failing to comply with a direction of the Principal’s Representative under clause 3.1, in breach of clause 3.1(d);

(vi)	failing to provide evidence of insurance, in breach of clause 16.7; or

(vii)	failing to achieve or perform the Services in accordance with the Explosives Performance Standards.
18.2	Termination for insolvency

Either party may terminate this Contract, with immediate effect, by written notice to the other party if the other party is Insolvent.

18.3	Consequence of termination under clause 18.1(c) and clause 18.2

If the Principal gives the Service Contractor a written notice to terminate pursuant to clause 18.1(c) or clause 18.2, the damages which would be payable had the Service Contractor repudiated the Contract and the Principal had terminated the Contract shall be a debt due from the Service Contractor to the Principal and the Service Contractor must:
(a)	cease the execution of the Services within the time specified in the written notice; and

(b)	ensure that the Mine is left in a safe condition and the Explosives are properly secured.
18.4	Change in control of Service Contractor

If the Service Contractor ceases to be a subsidiary of any holding company:
(a)	the Service Contractor must notify the Principal providing details of the change; and

(b)	in any event, the Principal has the right to terminate this Contract by notice to the Service Contractor.
18.5	Termination of the Product Supply Contract

If the Product Supply Contract is terminated for any reason, either party may terminate this Contract by providing written notice to the other party (without prejudice to the rights of the parties accrued at the time of giving notice).

19.	DISPUTE RESOLUTION

19.1	Procedure for resolving disputes
(a)	The parties agree that all disputes (other than disputes where relief is sought for urgent injunctive or declaratory relief) relating to or arising out of this Contract or the Services must be resolved in accordance with this clause 19.

(b)	If a dispute arises then either party may give notice to the other party which notice must:
(i)	be in writing;

(ii)	state that it is a notice under this clause 19.1; and

(iii)	include or be accompanied by reasonable particulars of the dispute.
(c)	If a notice is given under clause 19.1(b), then a representative of each of the parties who has capacity to reach a binding agreement must meet at least once within 30 Business Days of receipt of the notice under clause 19.1(b) (or such other time as the parties may agree in writing) and use reasonable endeavours acting in good faith to resolve the dispute.

(d)	If the dispute is not resolved by the representatives within the period referred to in clause 19.1(c), the executive officer having the position in the Particulars for each

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of the parties must meet at least once within 15 Business Days of the meeting under clause 19.1(c) and use reasonable endeavours acting in good faith to resolve the dispute.

(e)	If the dispute is not resolved by the executives within the period referred to in clause 19.1(d), the dispute must be resolved by arbitration in accordance with the ACICA Arbitration Rules. The seat of the arbitration will be Brisbane, Australia, and the language of the arbitration will be English.

(f)	The parties agree that the arbitration award is binding and final upon both parties if the amount determined by the arbitrator in the award is not higher than $150,000.00.
19.2	Dispute resolution not to delay execution of the Services

Notwithstanding the other provisions of this clause 19, the Service Contractor must:
(a)	proceed without delay to continue to provide the Services;

(b)	perform its other obligations under this Contract; and

(c)	comply with all directions of the Principal’s Representative including any direction in respect of a dispute or difference being dealt with in accordance with clause 19.
20.	MEDIA RELEASES AND CONFIDENTIALITY

20.1	Media release
(a)	Neither party must advertise or issue any information, publication, document or article for publication or media releases or other publicity relating to the Services, this Contract or the Principal’s business and activities without the prior written approval of the other party, other than to comply with ASX listing requirements.

(b)	The Service Contractor must refer to the Principal any enquiries from the media concerning the Services or the Principal’s business and activities.

(c)	The Service Contractor must not, and must ensure that its employees and its subcontractors and their respective employees do not, take any photographs or video recording of the Services, without the prior written approval of the Principal’s Representative.
20.2	Confidentiality

Each party must not, and must ensure that its employees and subcontractors do not, without the prior written approval of the other party, either during the Term or after the End Date, disclose or give to any person any Confidential Information other than as required by any Law or in compliance with the listing requirements of any share market.

20.3	Reproduction and return Documentation
(a)	The Service Contractor must ensure that all information supplied to it by the Principal in relation to the Services, the Documentation, and anything recording, containing, setting out, or making reference to the Services, are used, copied, supplied or reproduced only for the purposes of providing the Services and its other obligations under this Contract unless it has obtained the prior written approval of the Principal’s Representative.

(b)	Except to the extent expressly approved in writing by the Principal’s Representative, the Service Contractor must on, or as soon as practicable after the End Date:
(i)	deliver up to the Principal’s Representative; or

(ii)	at the option of the Principal’s Representative destroy,

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everything recording, containing, setting out or making reference to the Services, including all Documentation.
21.	NOTICES

21.1	How to give a notice

Without limiting the means by which service may be affected on a company pursuant to the Companies Act, a notice, consent or other communication under this Contract is only effective if it is:
(a)	(written) in writing, signed by or on behalf of the person giving it;

(b)	(addressed) addressed to the person to whom it is to be given; and

(c)	(sent) given as follows:
(i)	(mail) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s address; or

(ii)	(fax) sent by fax to that person’s fax number and the machine from which it is sent produces a report that states that it was sent in full.
21.2	When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:
(a)	if any of the requirements of section 436(i) of the Companies Act apply, when those requirements are satisfied;

(b)	(fax delivery) if it is delivered or sent by fax, on the day following the day on which it was sent; or

(b)	(mail delivery) if it is sent by mail, 5 days after it is posted.
21.3	Address for notices

A person’s address and fax number are those set out in the Particulars, or as the person notifies the sender.

22.	AMENDMENT AND ASSIGNMENT

22.1	Amendment

This Contract can only be amended, supplemented, replaced or novated by another document signed by the parties.

22.2	Assignment
(a)	(Consent required to assign) A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this Contract with the written consent of the other party.

(b)	(No consent required) Notwithstanding clause 21.2(a), the Principal may freely assign this Contract to any related body corporate without consent of the Service Contractor.
23.	GENERAL

23.1	Governing law
(a)	(law) This Contract is governed by the law in force in Papua New Guinea.

(b)	(jurisdiction) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Papua New Guinea, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Contract, and waives any right it might have to claim that those courts are an inconvenient forum.

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23.2	Liability for expenses

Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this Contract.

23.3	Giving effect to this Contract

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this Contract.

23.4	Parent Company Guarantee
(a)	Clause 23.4(b) applies if and only if the Particulars state that the Service Contractor is required to comply with clause 23.4(b).

(b)	The Service Contractor must, on or before the date of this Contract:
(i)	procure the Service Contractor’s ultimate parent company to execute the Parent Company Guarantee; and

(ii)	give the Principal a copy of the Parent Company Guarantee duly executed by the Service Contractor’s ultimate parent company.
(c)	The Service Contractor shall have no Entitlement to any payment unless and until the duly executed Parent Company Guarantee is provided in accordance with this clause 23.4.
23.5	Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:
(a)	(conduct) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b)	(one occasion) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c)	(further exercise) the exercise of a right does not prevent any further exercise of that right or of any other right.
23.6	Operation of this Contract
(a)	(rights preserved) Any right that the Principal may have under this Contract is in addition to, and does not replace or limit, any other right that the Principal may have.

(b)	(severance) Any provision of this Contract which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this Contract enforceable, unless this would materially change the intended effect of this Contract.
23.7	Operation of indemnities
(a)	(survive termination) Each indemnity in this Contract survives the expiry or termination of this Contract.

(b)	(recovery) A party may recover a payment under an indemnity in this Contract before it makes the payment in respect of which the indemnity is given.

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23.8	Consents

Where this Contract contemplates that the Principal may agree or consent to something (however it is described), the Principal may:
(a)	(discretion) agree or consent, or not agree or consent, in its absolute discretion; and

(b)	(conditions) agree or consent subject to conditions,
unless this Contract expressly contemplates otherwise.
23.9	Inconsistency with other documents

If this Contract is inconsistent with any other document or agreement between the parties, this Contract prevails to the extent of the inconsistency.

23.10	Counterparts

This Contract may be executed in counterparts.

23.11	Attorneys

Each person who executes this Contract on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

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SCHEDULE 1
ADDITIONAL CONDITIONS
1. Tax Exemptions
Where the Principal and its contractors (including the Service Contractor) are entitled to an exemption or concession concerning GST, corporate tax, income tax or other tax or excise duty or import duty with respect to equipment, materials or supplies, the Principal shall use its reasonable endeavours to assist the Service Contractor to claim such concession or exemption.
For any taxes for which the Principal is liable and where the Service Contractor is able to gain a concession or refund of the applicable tax, the Service Contractor must pass the benefit of that concession or refund onto the Principal.
1.1 Equipment List
In order to assist with the gaining of concessions as above, the Service Contractor represents and warrants that it will import the equipment listed in Schedule 11 for the purposes of performing the Services. The Service Contractor agrees to update this list from time to time as and when any changes to the equipment are made.
2. Third Party Introductions
The parties recognise the obvious benefits that could be obtained from aligning the third party suppliers of transport services between the Principal and the Service Contractor. For this purpose, the Principal must use its reasonable endeavours to introduce and foster a relationship between the Service Contractor and the Principal’s chosen freight, shipping and logistics companies respectively. For the removal of doubt, the Service Contractor is under no obligation to use these particular contractors and those contractors are under no obligation to do business with the Service Contractor on the same, less favourable or indeed any terms.
3. Payments
Payments made pursuant to this Contract will be made into the Service Contractor’s nominated bank account in PGK (Papua New Guinea Kina) at the equivalent Australian dollar amount based on an exchange rate equal to the previous monthly average of the Bank of South Pacific mid-rate between Bank TT Buy Rate and Bank TT Sell Rate. These rates can be found by accessing the following website–
www.bsp.com.pg/resources/exchange_rates.htm
4. Option to Purchase Equipment
No later than 30 days after the end of the Term, the Service Contractor must present to the Principal a legally binding offer to sell all equipment used in the provision of the Services (including but not limited to Constructional Plant, trucks, light vehicles and magazines), with such offer being capable of acceptance (i.e. irrevocable) for a period of no less than 90 days from the date of the offer (“Equipment Offer”).
In the Equipment Offer, the Service Contractor must provide all such information reasonably required by the Principal to allow the Principal to evaluate the Equipment Offer.
If accepted, the Service Contractor must do or cause to be done all things necessary in order to facilitate the transfer of unencumbered title to the Principal pursuant to the terms of the Equipment Offer.

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     5. Termination For Reasons Other Than Cause
(a)	Notwithstanding any other provision of this Contract, if:
(i)	in the Principal’s reasonable opinion, the continuation of mining operations at the Mine is not economically viable and the Principal no longer requires the Services (or any similar services);

(ii)	after consultation with the Service Contractor, the Principal makes the decision to move to a contract mining model and the contractor selected to deliver mining services no longer requires the Services to be provided by the Service Contractor; or

(iii)	a material change in control of the Principal occurs,
then the Principal may at its sole discretion terminate this Contract by giving not less than 90 days written notice to the Contractor; and the Contractor must cease the execution of the Services within the time specified in the written notice.
In this clause, “material change in control” means any of the following:
(i)	a change in the executive management of the Principal following the acquisition of greater than 25% of the issued capital of the Principal by a third party;

(ii)	the acquisition, by a third party, or greater than or equal to 51% of the issued capital of the Principal; or

(iii)	any significant divestment of business interests by the Principal.
(b)	If this Contract is terminated pursuant to the above additional condition 5(a), the Principal shall pay the Service Contractor:
(i)	the value of the Services executed by the Service Contractor to the date of termination;

(ii)	except to the extent already covered by a payment under sub-clause (i) above, the cost of materials or products ordered for the Services to the extent the Service Contractor cannot cancel such orders provided that:
(A)	upon payment by the Principal, the unencumbered title to the materials or products passes to the Principal; and

(B)	the materials or products have not been prematurely ordered;
(iii)	the demobilisation cost set out in Schedule 6; and

(iv)	less the amount of any money which is due or which may become due from the Service Contractor to the Principal in respect of this Contract or the Services and amounts already paid to the Service Contractor in respect of the Contract.
(c)	Except to the extent set out in the above additional condition 5(b), the Service Contractor shall have no entitlement as a consequence of termination, (including any consequential costs, losses or damages, loss of profits or loss of opportunity).
6.	Commencement Date

6.1.	Target Date

Subject to additional condition clause 6.2, the Service Contractor must use its best endeavours to commence providing the Services on or before .

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6.2	Revised Date

On the Service Contractor must provide written notice to the Principal of a revised fixed Commencement Date between the dates of and (inclusive). In providing the revised fixed Commencement Date, the Service Contractor must use its best endeavours to commence providing the Services as close as possible to .

6.3	Commencement Date earlier than

If the Commencement date is earlier than then the Principal must pay the Service Contractor in accordance with the following:
(i)	For a Commencement Date between and (inclusive), an amount of

(ii)	For a Commencement Date between and (inclusive), an amount of

(iii)	For a Commencement Date between and (inclusive), an amount of
6.4	Commencement Date later than but on or before

If the Commencement date is later than but on or before then the Service Contractor must pay the Principal in accordance with the following:
(i)	For a Commencement Date between and (inclusive), an amount of
6.5	Commencement Date after

If the Commencement Date is later than , then the Service Contractor must pay the Principal an amount of per month (adjusted on a pro-rata basis for partial months) from until the Commencement Date.

6.6	Complete statement of entitlements

The amounts set out in this clause represent the Principal’s genuine pre-estimate of the loss it will suffer should the Service Contractor fail to commence providing the Services in accordance with this clause or the gains it will make if the Service Contractor commences providing the services earlier.

Other than as set out in this Contract, neither party shall have any right to seek additional compensation specifically in relation to the Commencement Date other than in accordance with this clause.

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SCHEDULE 2
SCOPE OF WORK
Services
The Service Contractor shall be responsible for the manufacture, storage and supply of all Explosives. In doing so, the Service Contractor may use the Principal Supplied Items.
The Services include the following:
•	Ordering of Products (on behalf of the Principal pursuant to the Products Supply Contract) and consumables to maintain agreed minimum and maximum stock levels, as set out below:
Minimum and Maximum Stock-holding in Lihir Magazines

Lead
		Stock Levels		Lead Time	Lead Time	Time
		Min	Max	ex Lae	ex Australia	ex USA
Surface Delays	FireX TL
PrimaFire
Detonating Cord	Fireline 8/40 RDX LS
Fireline P8HT
Booster	Trojan 400
Powermite Thermo
Lead in Lines	FireX Starter

For a completely different product not requiring R&T where raw materials already in Australia add 4 weeks to Australian lead time and all items subject to vessel scheduling and space availability

	Stock Levels		Lead Time
	Min	Max
Ammonium Nitrate Prill
•	Storage, protection, security and correct usage of the Products.

•	Dip and record drill hole depths, temperatures and any hole irregularities. Frequency of measurement and timing to be stipulated by the Service Contractors technical team –non-conformance of hole to design are to be reported immediately to the Principal’s Representative.

•	Deliver product to the bench, pump Explosives into blast holes, record all loading information.

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•	Stem blast holes; tie in, guard and blast shot as directed by the Principal’s Representative. The Service Contractor will supply up to four blast-guards with additional requirements being supplied by the Principal. Stemming aggregate will be supplied by the Principal and delivered to the bench for use by the Service Contractor.

•	Deliver blast report to the Principal no later than 24hr after the blast.
The Service Contractor shall have approved by any relevant Authority, and the Principal Mine management, all vehicles, equipment and systems of work before use on Mine.
The Service Contractor shall be responsible for the placement of Explosives in the blast hole. To this end the Service Contractor shall provide two bulk explosive trucks capable of pumping at least 250kg/min (maximum 350kg/min) of emulsion type explosives with a third capable of 180kg/min. This combination of trucks must be capable of delivering a minimum of 75 tonne of explosive in an 8 hr window. To deal with short-term peaks in loading requirements, the truck combination will be capable of delivering an average of 100 tonnes of emulsion in an 8 hr loading period where such demand is required every second day. Assessment of this capability is subject to the following:
(a)	the quality of the bench conditions, such that MPU movement is not hindered and where the blast crew have reasonable underfoot conditions without excessive mud or water impairing the efficiency of the task;

(b)	the blast area having a maximum cycle time of 45 minutes (MPU measured at safe speeds); and

(c)	the blastholes being 229 mm in diameter and the bench height being 12m with 1m of subdrill and 5m of stemming.
It is required that there be 140 tonne of bulk emulsion storage on site.
The pump truck is to be owned, operated and maintained by the Service Contractor. The number of trucks is the responsibility of the Service Contractor but their combined capacity must be able to deliver the volume of emulsion stated above.
The Service Contractor’s equipment shall be suitable for operation under the Mine conditions.
Plant capacity must be capable of meeting the peak capacity of 75 tonne per day of emulsion product DX5014. This amount is based upon one day shift operation and is included in the management fee. If the scope of work was to change, that required a second shift to produce more tonnes, this second shift would have to be invoice in the addition to the management fee.
Electronic data loggers or suitable equivalent shall be provided as part of the recording for hole temperatures, charge quantities, and hole details such as stemming height. The system must be suitable to be downloaded and supplied to the Principal as part of the delivery docket for each truck load. This electronic system must also be capable of transfer directly to the drill and blast engineer employed by the Principal.
The Service Contractor is to own and supply sufficient blasting vehicle(s) to transport their blasting crews, blasting accessories, Mine supervisors and management (within the Mine) capable of safely and efficiently achieving the volume of work stated in this document. All vehicles and equipment are to be maintained at the Service Contractor’s expense.
The Service Contractor must supply:
•	any required special installation and commissioning tools;

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•	any required special maintenance tools;
•	any items or tools required for handling the Explosives; and blast cones and signs to delineate the blast area.
•	operation and maintenance manuals and other documentation.
The Service Contractor must provide:
•	technical assistance and support to their operations on Mine that allow their process to be continuously improved; and
•	transport between the Mine camp and the mine for its personnel (outside of usual bus transportation provided by the Principal).
All of the Service Contractor’s operating procedures intended for use on Mine require the Principal’s prior approval and an electronic controlled copy is to be placed on the Principals mine site safety system (LOIS).
The Service Contractor must recommend a suitable, fit for purpose, blasting software package. This package is to be suitable and recognised within the mining industry and cover the following functions:
•	Initiation design;
•	Fragmentation analysis; and
•	Vibration assessment.
Rosters must be consistent with those currently used by the Principal’s operations teams.
The personnel employed by the Service Contractor must follow a priority agreement with surrounding village settlements currently in place with the Principal. A copy will be supplied to the Service Contractor on request.
The mining operation is a 24 hour per day, 365 days per annum operation. All Service Contractor’ personnel will work a 12 hr day in parallel with the Principal’s mining operations team.
Some shift work, such as temperature logging and dipping holes will be required on night shift When so required then placement and supply of suitable lighting to be done by the Principal.
The Service Contractor must stipulate the times at which the pre-temperature logs must be taken prior to the day of charging. A suitably scoped mini-project must be undertaken before the Commencement Date with the intention of collecting accurate data. Any such log timetable must be fully risk assessed and under no circumstances will safety be compromised.
The Service Contractor’s blasting supervisor (or more senior manager) will meet with the Principal’s Representative at 5:15am and 5:15 pm every working day and attend meetings in accordance with schedule 5.
Explosives
The gassed bulk emulsion, the GMB bulk emulsion as more properly described in the attached technical data sheets – see Schedule 8

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Services Performance Standards
Blasting must take place on average every second day.
Each blast must be completed within         minutes.
Truck pumping rates are to be a minimum of         kg / minute for the BACK UP UNIT and          kg / minute for the two PRODUCTION units.
For Moderate and hot ground ( 70-130 degrees Celsius) DX5014 will be slept in holes for up to 8 hours, until satisfactory completion of field validation trials extend the sleep time to 12 hours provided such field trials must be completed by no later than one month after the Commencement Date.
For cold ground (below 70 degrees Celsius) DX5014C will be slept in holes for up to 12 hours, until satisfactory completion of field validation trials extend the sleep time to 24 hours provided such field trials must be completed by no later than one month after the Commencement Date.
Both DX5014 and DX5014(C) must have a minimum VOD of         m/sec under ideal circumstances.
Every month, the contractor shall take as many rock samples as are required from the Principal’s Mine to assist them in any continued assessment of the environmental conditions affecting these products.
Bulk emulsion mixing trucks will be maintained to achieve         % availability every month.
Manufacturing plant will be maintained to achieve          availability every month.
All other vehicles and equipment will be maintained to achieve          availability.
Bulk explosives must have relative bulk strength of above          and a density of greater than 1.25 g/ cc.
All flat shots, toe and oversize found within the blasts will be assessed jointly within 5 working days by both the Service Contractor and the Principal.
Training records and internal QAQC checks must meet the ISO 9001 standards.
REFERENCE INFORMATION
The Service Contractor shall consider the following estimates for understanding of volumes. The mining system may change that will result in alteration to these figures and the Principal takes no liability for such changes and expects the price rates of products to remain stable. The volumes will be updated yearly in line with the Life of Mine Plan.
•	Material movement figures (BCM) for the 5 year contract period. (Indicative Only)

Year	2007	2008	2009	2010	2011
Very-Soft material	1,402,216	1,747,932	2,250,383	819,528	5,956,970
Soft material	16,075,362	6,358,372	10,568,886	408,191	3,684,152
Medium material	6,417,157	6,029,883	8,477,175	9,229,110	2,231,360
Hard material	3,981,631	5,850,376	5,757,399	11,044,535	6,761,704
Total to blast	27,876,367	19,986,562	27,053,842	21,501,364	18,634,186

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•	Explosive consumption figures for the 5 year contract period.

	Estimated Bulk Tonnes of	Estimated total holes to
Year	explosives	charge
2007
2008
2009
2010
2011
TECHNICAL CRITERIA
The Service Contractor is required to work openly and innovatively to continuously improve the Services.
The Service Contractor must produce a continuous improvement plan (CIP) for the Blasting Service that demonstrates their broad strategy over the 5 year Contact term and the detailed deliverables on a quarterly and half yearly rotating schedule.
The Principal acknowledges a shared responsibility for achieving these out comes.
In the event that the CI plan calls for specialist equipment and or consultation, the Service Contractor will present these costs to the Principal for approval.
The contents of this specification or all other referenced specifications shall in no way alleviate the Service Contractor of the responsibility for ensuring that the Services satisfy the requirements of the Principal set out in this Contract.
The Service Contractor shall be responsible for ensuring that the design and construction of any equipment supplied as part of the Services shall be suitable for the duties specified. The Service Contractor shall query any detail that may effect the operation of the Services. The Service Contractor will provide a list of equipment to be deployed as part of the Services, see Schedule 10 – Equipment List.
The Explosives and the Service Contractor’s equipment shall be designed and constructed utilising current and modern technology, and the latest engineering practice. Only equipment with proven service in a similar application shall be offered.
The Principal reserves the right to undertake a design audit if deemed necessary.
PERFORMANCE TESTING
Calibration of the bulk explosive truck is to be undertaken at weekly intervals. These calibration figures must be supplied to the Principal’s Representative weekly.
Mine Manufacturing specifications and tolerances are to be submitted with the measured batch results to the Principal’s Representative after each batch is manufactured. Deviations outside the tolerances will not be permitted to be used on site at the Principal and must be disposed of by the Service Contractor at its expense.

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Spot checks on stemming lengths, explosive quantities in each hole, hole depths and hole temperature logging will be carried out for each blast by the Service Contractor ‘s Representative. These results must be supplied to the Principal’s Representative within 24 hours.
Routine inspection of vehicles and work carried out to ensure adherence to mine standards and the Mine Procedures, will be conducted weekly by the Principal and Service Contractor management together, and where faults are identified, a plan is agreed within a time frame to rectify the fault.
Weekly business review meetings will be held to discuss testing results.
Monthly business review meetings will be held to discuss the quality, supply and timely loading of the Services for that month. A score card, agreed with the Principal’s Representative will be developed to jointly monitor the Service Contractor’s performance. The Service Contractor’s area business manager is expected to attend these meetings on a quarterly basis and present the CIP updates.
No spillage on benches is to be left behind once loading has been completed.
Accurate reporting of charge quantities, blast and hole details is to be done by the Service Contractor.
The Principal will inspect all Service Contractor Mine facilities weekly and where defects are observed report these to the Service Contractor and together agree a suitable time frame for these to be rectified.
All Service performance standards must be jointly checked every 6 months by the Service Contractor and Principal or at more frequent times (if required by the Principal).
The Principal is authorised to witness any stage of manufacture, test and inspection documentation, and can reject any item that does not conform to the requirements of this document.
All equipment shall be inspected at the Service Contractor’s works prior to packaging and delivery to demonstrate compliance with the specification. Equipment shall be shop assembled, dimensionally checked and trialled with and without simulated loading where practicable.
Functional tests shall be performed at the Service Contractor’s works. The Service Contractor shall submit a test program, detailing the procedures, controls and criteria, for approval by the Principal.
The Service Contractor shall provide the Principal with all inspection records, laboratory certificates and any other documentation deemed by the Principal, or their representatives, to be required for verification of materials used or work done. Such data shall be delivered from time to time as requested by the Principal and shall, in addition, be delivered to the Principal as part of a bound inspection record at the time each completed piece of equipment is delivered ex-works.
VOD
VOD testing at the Service Contractor’s expense will be undertaken monthly with results supplied within a day of measurement to the Principal’s Representative. Subject to the below, the bulk explosive must achieve the VOD as set out below. Where this cannot be achieved due to products being built for reactive and hot ground, the variations must be clearly explained by the Service Contractor.
A typical VOD for the Titan5014 (as stated on the TDS) is 5900m/s at a density of 1.25g/cc , sensitised with glass micro-balloons of the type Qcel 7023 as measured in unconfined conditions in 200mm diameter PVC pipes. VOD’s will be recorded on a

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monthly basis and any VODs recorded that vary by more than 20% from this indicative value will be fully investigated.
QUALITY MEASURES
The on Site manufacturing of explosive products shall consist of and be limited to the following processes:
(a)	melting down of ammonium nitrate (AN) to make an aqueous oxidizer solution;

Melting of AN is performed in a stainless steel vessel fitted with heat exchangers and mechanical agitation. The required quantity of water is added to the tank using a batch controller and raised to the desired temperature by steam passing through the heat exchangers, with solid AN and other trace ingredients added to the tank via a screw auger.

(b)	blending of diesel with various emulsifiers to make the fuel phase; and

Fuel phase is blended in a tank fitted with batch controllers and mechanical agitation and then stored for future use, all at ambient temperature.

(c)	forming of an emulsion.

Emulsion is blended as required by passing the oxidizer and fuel phases through a propriety blender and heat exchanger before being stored at ambient temperature for future use.;
The QC checks carried out and recorded during the blending process will be as follows (results of which are to be supplied to the Principal’s Representative:
1.	pH, specific gravity and crystallisation point of the oxidizer solution;

2.	viscosity and temperature;

3.	line and pump pressures and temperatures; and

4.	blender and pump RPM.
Pumps and associated pipe work are fitted with high pressure, high temperature and low flow sensors, which, if activated by conditions outside of the pre-set points, will automatically shut down the entire emulsion blending process. Scheduled periodic testing and calibration of these sensors is part of the overall plant maintenance program. Any shutdowns will be investigated immediately and recorded into Lihir Online Information System (“LOIS”)
All manufacturing processes shall be covered by the Service Contractor’s Standard Operating Procedures. Material Safety Data Sheets shall be maintained for all raw materials used in the manufacturing of emulsion products. Product formulations and Quality Bulletins issued by the Service Contractor’s Research &Technology department shall be controlled on site by the Service Contractor’s Site Manager.
All employees engaged in manufacturing shall be trained and assessed for competency according to the Service Contractor’s Operator Training System (OTS).
Compliance with the Product specification shall be as per quality control procedures used by the Service Contractor and approved by the Superintendent. Proposed changes to the Product specification shall not be adopted without the prior written approval of the Principal.
The Service Contractor is to retain daily samples of unsensitised emulsion phase at least until the relevant blast or blasts have been fully mined and the Superintendent has

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advised that the sample is no longer required to be retained. The minimum sample volume to be retained is at least 250ml.
The Service Contractor shall conduct routine testing of the following parameters to ensure that the emulsion conforms to the stated Product specification during the manufacturing process:
(a)	the dissolution of oxidiser solids shall be performed to achieve a crystallisation point of 56[o]C +/- 1 [o]C, as assurance that additional water is not being added either intentionally or inadvertently.

(b)	The hot cup viscosity of the emulsion matrix, as measured with a Brookfield RV viscometer will be 25,000 — 28,000 cps (spindle 7 @ 20 rpm), as assurance that the correct proportions of ingredients have been used.

(c)	As a further check, density of the emulsion matrix shall be 1.36 g/cc +/- 0.1 g/cc.
Results of these tests shall be recorded and made available to the Principal (weekly) as required for the sole purpose of assuring consistency of emulsion specification.
In addition, the relative density of the gassed product is tested on bench at stipulated intervals and the results recorded.
Excluded Services
The Service Contractor is not required to provide the following services:
(a)	retrieval of the hole savers from the outside of the blast pattern;

(b)	Blast designs and hole explosive quantities, and exclusion zones;

(c)	Periodic repair of surface area.;

(d)	transportation of supplies from the Principal’s wharf to the explosives magazine or the manufacturing compounds;

(e)	security to the compound, lay down yard or magazine.
Key Personnel
1 Mine Operations Manager
1 Mine Blasting Manager
Pre-Contract Information
Principals Employment Policy
Contractors personnel Plan
Contractors CI plan
Manufacturing process description
Project mobilisation time line
Contractor site equipment list

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Mine information including Mine Access Road
See attached diagrams.
OHSE Plan
The Quality Plan is attached. This is to be updated on an annual basis.
The Service Contractor shall provide at its expense technical expertise that allow for the joint quarterly auditing of all Services, with the Principal.
Service Contractor’s OHSE plan and Principal’s OHSE plan for drill and blast section, both to be reviewed monthly and approved annually.
Mine Procedures
The Service Contractor must ensure that all requirements of the Mine Procedures are met while the Services under the Contract are being performed on the Mine.

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Magazine layout
Mine pit dimensions and magazine layout diagrams – see attached.

50.

SCHEDULE 3
SAFETY PRINCIPLES
     The Service Contractor is to supply procedures for inclusion in this schedule no later than 1 month after the commencement of the Contract. The attached procedures are provided as indicative only and to be operational for so long as the Service Contractor has not provided their own principles.

51.

SCHEDULE 4
DRAWINGS AND SPECIFICATIONS
The Service Contractor shall furnish all drawings and data that describes the storage facilities and associated loading process for Explosives.

52.

SCHEDULE 5
PROGRAM OF WORKS
Blasting Services Execution Plan
The Service Contractor must prepare a complete plant build schedule which is subject to approval by the Principal (Approved Build Schedule).
The manufacturing plant must be built and commissioned in accordance with the Approved Build Schedule.
All blast hole loading specifications will be provided by the Principal.
The Service Contractor will load holes as directed by the Principal and at volumes and frequency as directed by the Principal.
The Service Contractor’s Personnel must be onsite and ready to be on the bench at 5.30am. The shift will finish at 5.30pm.
Blast schedules will be coordinated and planned on a weekly basis.
Daily blast schedules will be providing to Service Contractor with 24 hours notice.
Daily blast instructions will be confirmed at 5.15am every morning in the mine operations meeting.
The Service Contractor will organise the blast crew to perform their tasks.
The Service Contractor will delineate blast with signs and cones in accordance with the procedures specified in this Blasting Services Execution Plan.
The Service Contractor will remove all hole savers from blast holes and stack out side the blast pattern for pick up by the Principal.
The Service Contractor will be responsible for providing the Principal with the following procedures and work instructions for prior approval by the Principal:
1.	Service Contractor’s procedures:
(a)	Ordering of stock;

(b)	Magazine storage;

(c)	Emulsion manufacturing;

(d)	Emulsion quality;

(e)	Emulsion storage; and

(f)	Temperature logging and dipping of blast holes.
2.	Service Contractor’s Work Instructions:
(a)	Bulk truck operations;

(b)	Transporting emulsion to bench;

(c)	Magazine stock control;

(d)	On bench delineation of blast pattern;

(e)	Removal of hole savers and stacking outside blast pattern;

(f)	Loading of blast holes;

(g)	Tie-ing and guarding of shot;

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(f)	Blast clearance zones; and

(g)	Blast guarding.
The Service Contractor will comply with the following procedures provided by the Principal:
(a)	Blasting at Principal site

(b)	Calculating exclusion zones at Principal site;

(c)	Working in PGOA at Principal site;

(d)	Firing a blast at Principal site;

(e)	Inspection of blasts at Principal site;

(f)	Clearance of blast at Principal site; and

(g)	Reporting of blast incidents at Principal site.
Blasting Services Program
The Blasting Services will be provided in 3 distinct intervals, as directed by the Principal following the commissioning of the plant.
The plant and equipment will be commissioned before the Commencement Date.
1.	Service Contractor’s daily program of Blasting Services:
(a)	Meeting in production operations building for shift instructions to commence at 5:15am.

(b)	Service Contractor to have arrived at charging pattern by 5:30am.

(c)	Service Contractor will be given I.E tie —in plans by 6:00am.

(d)	Production meeting at 8:30am to discuss blast schedule and exclusion zones and guarding.

(e)	The Service Contractor will contact the drill and blast superintendent with blast update by 11.00am.

(f)	The Service Contractor will blast on schedule at time determined at the 5:15am meeting.

(g)	The Service Contractor will have no more than 40 minutes to blast and clear the shot for continued production.

(h)	Hole logging and dipping of next blast may be done at anytime upon the area becoming available.

(i)	The Service Contractor must provide the Principal with the logging results immediately after the pattern has been logged.

(j)	The Service Contractor must provide the Principal with blast reports within 24 hours of the blast clearance.

(k)	The Service Contractor must provide the daily manufacturing and pumping quantities to the Principal’s drill and blast engineers at the 5.15am meeting the following morning.

(l)	The Service Contractor must be present at the shift change meeting in the operations office at 5:15pm.
2.	Meetings

54.

The Service Contractor shall be present at the following meetings:
(a)	Pre-planning and weekly review meetings every Monday at 2:30pm in the Operations conference room.

(b)	Weekly planning meetings every Wednesday at 2:30pm in the Operations conference room.

(c)	Weekly review meetings every Friday at 2:30pm in the Drill and Blast Superintendents office, to report and discuss the following points.
(i)	Safety
–	incidents

–	accidents

–	misfires

–	blast results
(ii)	Production
–	blast times

–	blast volumes

–	sleep times
(iii)	Opportunities for improvement
–	sleep times

–	product quality

–	information flow from Principal
(iv)	Stock
–	Volumes on Mine

–	Volumes in transit

–	expected arrival times of transit stock

–	consumption rates and stock inventory
(v)	Quality
–	measurements taken

–	variations to technical data sheets

–	stemming heights

–	impact to Mine
(vi)	Maintenance schedule
(d)	Monthly Business Review and Development (BRAD) meetings.

(e)	Monthly Business Performance Scorecard meetings.

(f)	Monthly OHAS management plan and business partners OHAS meetings.

55.

SCHEDULE 6
CONTRACT PRICE
PART A — Price Table (Fixed Labour and Management Costs)

			Cost	Depreciation
#	Type	Number	A$ per month	% per annum
1.	Fixed Costs	1
2.	Labour Costs	1
3.	Management Costs	1
		Subtotal
4.	Mobilisation *	1
5.	De-mobilisation	1

*	Payable on successful commissioning of the Contractor’s trucks and constructional plant
Part B — Price Table (Variable Costs)

			Cost/unit
Temperature Regime	#	Unit	(A$/ea)
Cold (20-70°) Sleep 12 hrs	6.	Gassed Bulk Emulsion tonne	per metric tonne

Moderate (70-100°) Sleep 8 hrs	7.	GMB Bulk Emulsion tonne	per metric tonne

Hot (100-130°) Sleep 8 hrs	8.	GMB Bulk Emulsion tonne	per metric tonne
The bulk formulation described above is suitable for use up to temperatures of 150 degrees C.
Part C — Rise and Fall
Explosives rise and fall adjustments
Items 6, 7 and 8 will be subject to the following rise and fall calculation.

56.

SCHEDULE 7
DELAY COSTS AND DAYWORKS RATES
Standby Rates — reasonable commercial rates as determined by Service Contractor from time to time.
Daywork Rates

Cost/unit
Type	A$/day/unit
Shot-firers
Blast Crew
Process Workers
Bulk Drivers

57.

SCHEDULE 8
PRINCIPAL SUPPLIED ITEMS
PRODUCTS
•	ammonium nitrate;

•	initiating explosives;

•	packaged explosives; and

•	such other items as supplied under the Product Supply Contract.
OTHER
Glass micro balloons.
Stemming material to the bench.
MINE FACILITIES
•	Main power (and backup power);

•	Water — potable water for personnel and process water consistent with dnx minimum specifications for manufacture;

•	Diesel;

•	A fenced (and surfaced to SSAN standards) compound on the Principal’s Mine;

•	Freight for all items from Lihir Wharf (including unloading any vessels) to the Service Contractor’s magazine, lay-down yard and manufacturing facility as required by the Service Contractor;

•	Total storage area for 100 x 24ft AN containers (comprising space for AN containers located outside the compound and also the space designated for AN containers inside the compound).

•	Emergency fire fighting equipment (in additional to the Service Contractor’s own fire fighting equipment); and

•	Storm tracking devices.
ACCOMMODATION
•	One three bedroom house will be supplied within the Principal’s town site for use by the Service Contractor;

•	Daily return transport from the town site to the mine site;

•	The agreed fly in fly out positions and Lihirian workforce will be provided with single accommodation with all meals included.

58.

SCHEDULE 9
FORM OF PARENT COMPANY GUARANTEE
DATE
PARTIES
1.	Dyno Nobel Asia Pacific Ltd ABN 38 003 269 010 of Level 20, 111 Pacific Highway, North Sydney NSW 2060, Australia (Guarantor)

2.	Lihir Gold Limited ARBN 069 803 998 of Level 7, Pacific Place, Corner of Musgrave Street and Champion Parade, Port Moresby, National Capital District, PNG (Principal)
BACKGROUND
A.	The Principal and dnx Papua New Guinea (Service Contractor) have entered into an Explosives Service Contract dated on or about the date of this Deed (Contract).

B.	The Principal has entered into the Contract conditionally upon the Guarantor signing this Deed.
OPERATIVE PROVISIONS
1	GUARANTEE OF PERFORMANCE

1.1	The Guarantor guarantees to the Principal the due and punctual performance of every legal, equitable, contractual, statutory or other duty, undertaking, warranty, guarantee, indemnity, covenant, agreement or other obligation on the part of the Service Contractor which at any time arises under or in connection with the Contract, including without limitation:
(a)	any obligation on the part of the Service Contractor to pay the Principal any costs under the Contract;

(b)	the performance of the Services (as defined in the Contract); and

(c)	any obligation arising from any variation to the Contract:
(i)	agreed between the Service Contractor and the Principal; or

(ii)	made in accordance with the Contract;
at any time, whether or not the Guarantor is aware of or consents to the variation.
(all called for the purposes of this Deed, Service Contractor’s Obligations).
2	INDEMNITY FOR LOSS

2.1	The Guarantor indemnifies the Principal and agrees at all times to keep the Principal indemnified from and against all damages, costs, losses, expenses and liabilities which the Principal may suffer or incur due to the Service Contractor’s Obligations not being performed, observed or fulfilled and the Guarantor agrees that the indemnity given by the Guarantor under this clause:
(a)	is a separate and additional obligation of the Guarantor under this Deed;

(b)	is given by the Guarantor as a principal indemnifier and not as a surety;

(c)	is given on the other terms of this Deed (with all necessary changes being made) so far as those other terms can apply.
3	CONTINUING GUARANTEE AND INDEMNITY

3.1	This Deed is a continuing obligation and security and is not to be considered as wholly or partially satisfied or discharged by the payment at any time or times hereafter of any sum

59.

or sums of money for the time being due to the Principal under the Contract or by any settlement of account or any other matter or thing whatsoever but extends to cover and be security for all sums of money at any time due to the Principal despite any special payment, settlement of account or other matter or thing whatsoever.
4	LIABILITY NOT DISCHARGED BY OTHER EVENTS

4.1	The liability of the Guarantor and the rights of the Principal under this Deed are not affected by:
(a)	any neglect or omission to enforce such rights;

(b)	the liquidation or administration of the Contractor;

(c)	the termination or cancellation, of the Contract in whole or in part;

(d)	any other act, matter or thing which under the law relating to sureties would or might but for this provision release the Guarantor from its obligations hereunder or any part thereof.
5	GOVERNING LAW

5.1	This Deed and any matter arising in connection with it is governed by the laws of Queensland, Australia and the parties submit to the non-exclusive jurisdiction of the Courts of that State.

6	PARTIES SUCCESSORS AND ASSIGNS

6.1	References in this Deed to the Guarantor, the Principal and the Service Contractor are taken to include their respective successors and assigns.

7	LIMITATION OF LIABILITY

7.1	At all times, the extent of the Guarantor’s liability under this Deed is limited to the liability owed by the Service Contractor to the Principal under the Contract.
EXECUTED as a Deed.

EXECUTED by Dyno Nobel Asia Pacific Limited in accordance with section 127 of the Corporations Act 2001 (Cth) in the presence of:
Signature of director

Signature of witness

Signature of director/secretary

Name of witness — please print

Address of witness

EXECUTED by Lihir Gold Limited by its duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

60.

SCHEDULE 10
TRAINING, EMPLOYMENT AND COMMUNITY CONDITIONS
The Principal is committed to a policy which maximises the employment of qualified Papua New Guinea citizens and promotes the transfer of skills through participation in both off-the-job and on-the-job training of our employees.
1.	The Service Contractor shall comply with The Principal’s training and localisation program by using local Lihirian Labour whenever possible and economically justified. Where necessary the Service Contractor shall provide required training.

2.	If the project worksite is outside of the Process Plant and Mine Areas, then it is a requirement that the Service Contractor will maximise the employment of Lihirians from the area where the work is to be carried out with a minimum of two (2) at each worksite. The local employees will be recruited and employed under the Service Contractor’s recruitment and employment policy.
•	The Principal’s Community Liaison Department can provide details of the landowner group(s) in the work areas, and will provide assistance in contacting and arranging personnel interviews, etc.

•	While the Principal will provide contact with the landowner personnel, it will be solely up to the Service Contractor as to who they employ based on the personnel nominated being capable of carrying out their work tasks in a safe and efficient manner. The personnel employed are to be engaged on a temporary direct hire basis.

•	These nominated personnel will at all times be subject to all aspects of the Service Contractor’s workplace policy and procedures, up to and including termination should any breach warrant.

•	The Service Contractor will, at all times, be fully responsible for these workers with their required PPE, tools, etc and all other items that could reasonably be expected to be provided by a responsible employer.

•	The Service Contractor will be required to maintain these personnel on their books for the duration of their presence at the worksite given satisfactory performance and are encouraged to maintain their employment at additional worksites as available.
3.	Wherever possible, the Service Contractor shall control and manage the Principal’s exposure to risks associated with community concerns directly related to the Services. Where necessary, the Service Contractor shall employ an officer with the specific responsibility of managing community related risks and interests.

4.	The Principal is committed to a policy which protects the human rights of employees and local communities.

5.	The Service Contractor shall comply with this policy, and where applicable, provide evidence of appropriate human rights awareness and training.

6.	The Principal’s objective is to establish and maintain mutually beneficial long-term relations with the Lihir Community based on reciprocal respect and trust.
The Principal reserves the right to audit and monitor the Service Contractor at any time for compliance with the above policies and procedures.

61.

SCHEDULE 11
EQUIPMENT LIST

Item	QTY
EMULSION STORAGE
Emulsion Tank 70t (55,000L) vertical	2
INCLUSIONS
Wilden Pump Loading System	4
Emulsion Loading Hoses and fittings	2
Pipework and Valves	2

Oxidiser Storage
AN Solution Tank ISO Container 20000L	2
Level Indication AN Storage Tank	2
Oxidiser production pump 50mm VSD	1
Flow Switches	1
Suction Filters for Meltdown	2
Flow Meter	1
Piping Valving	2
Agitators & Gearbox for mixing solution in tank	1
Ladders Walkways	1

Emulsion Blend Area
Process Module Skid in Container	1
Cooling Tower and pump	1
Pipework and Valves	1
Heat exchanger	1
Fuel Phas Heat Exchanger	1
Earthing	1
Lighting	1
Process water, pumps and inst/piping	1
Signs	1

Oxidiser Meltdown area
Meltdown Building	1
Tanks augurs,electrical, lump breaker, agitator	1
Area Lighting — includes cabling	1
Caustic acid dosing tank, pumps and pipes	1
Transfer pump from melt tanks to oxidiser storage	2

DIESEL STORAGE
Transtank diesel storage Unit	1
INCLUSIONS
Flow Switches and Metres	1
Transfer Pumps (included emulsifier transfer and diesel to blend tank)	2
Instrumentation	1
Production Pump	1
Ladder and walkway	1
Electrical and Controls	1
Piping and Valving	1

62.

Item	QTY
GASSING
Trace Chemical Container	1
Gassing Chemicals storage	3
INCLUSIONS
Power connection — cabling from service container	1
EXTRAS
Trace Chemical IBC	1
Trace Chemical IBC shed	1

MAINTENANCE BAY
Shed frame & roof	1
Workshop Container — Includes tools	1
Site Services Container	1
Flammable Goods Cabinet	1
General Storage Container	2
INCLUSIONS
Compressor & Drier	1
Water Pump (dual)	1
Generator / Mains Hook up	1
Site Sub Board’s	1
Spill Kit	2
Oil separator pit and grating	1
Oil separator	1
EXTRAS
Backup Generator	1
Area Lighting and cabling	1

GENERAL
Fire Extinguishers	6
Signs	1
Water Tank	2
Hoses and fittings	1
Radios, VHF	9
Radios, Handheld	10
Shot firers tools & Signs	1
Loading Pad Oil Sep	1
Equipment Hire EWP	1
Crane Hire General work	1

CALIBRATION & QC
Tote Bin 1000 kg	1
Emulsion Calibration Bin 1000kg	1
Fuel Calibration Drum 200 L	1
INCLUSIONS
Platform Scales, 0-2000kg	1
EXTRAS
Retainer sample cabinet	1

OFFICE
Office, Crib, ablutions and training, deck with cover	1

63.

Item	QTY
Electrical container including MCC	1
INCLUSIONS
Ice Machine	1
Water Cooler	1
Furniture	1
Crib room — fridge/microwave	1
Locks and Tags and Board	1
Phones/	1
Photo copier/fax/scanner/printer	1
First Aid cabinet	1
VOD Equipment	1
Data Loggers	2

EXTRAS
Computer and Printer	1
Communication Equipment (Includes Sat Dish etc)	1
Installation of Equipment	1
On site materials	1
Safety Showers and associated piping	1
Lab Equipment	1
Lab 6 Mtr Container	1
Concrete Works	1
Infrastructure
Interconnecting services	1

VEHICLES
Light Vehicles
Light truck	1
Shot Firers Ute with boxes	2
Troopie	3
Plant Vehicles
Standard Forklift	1
Stemming loader	2
Trucks
Cat TTT Artic Unit	2

64.

EXECUTED as an agreement.

EXECUTED by Lihir Gold Limited by its
duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

EXECUTED by dnx Papua New Guinea Limited by its duly authorised representative:

Signature of witness	Signature of authorised representative

Name	Name

65.